
OUTSTANDING
NovaStar Annual Report 2002
03019342
NOVASTAR
FINANCIAL INC
ARIS
APR 4
P.E. 12/31/02
1-13533
PROCESSED
APR 07 2003
THOMSON
FINANCIAL

The enthusiasm of youth, the wisdom of experience,
the gratifying growth of an enterprise we have nourished.
NovaStar, an outstanding financial services company,
is as full of possibilities as the images in this report.

## Table of Contents


| | |
|---|---|
| Who is NovaStar? | 2 |
| Letter to Shareholders | 4 |
| Business Overview | 6 |
| Selected Consolidated Financial and Other Data | 17 |
| Management's Discussion and Analysis of Financial Condition and Results of Operations | 18 |
| Financial Statements | 50 |
| Independent Auditors' Report | 79 |
| Corporate Information | 80 |


NovaStar Operational Facility
NovaStar Home Mortgage Branches
NovaStar Headquarters

## Who is NovaStar?

NovaStar Financial, Inc.® is one of the nation's leading lenders and investors in nonconforming residential mortgage loans. Founded in 1996, NovaStar℠ efficiently brings together the capital markets and American families financing their homes.

We focus on single-family, nonconforming mortgage loans, involving borrowers whose loan size, credit details or other circumstances fall outside conventional agency mortgage loan guidelines. In a well-managed portfolio, these loans offer higher net interest margins than conventional agency loans.

NovaStar originates loans nationwide through NovaStar-affiliated mortgage brokers, which we refer to as branches, independent brokers and direct contacts with borrowers. We also provide servicing for loans we retain in our portfolio, originate conforming mortgage loans, and offer title and settlement services.

As a Real Estate Investment Trust (REIT), NovaStar generates most of our earnings through mortgage securities held in portfolio.

We put in place long-term funding for our mortgage lending by pooling loans as collateral for bonds and selling a portion of these securities to investors. In the process, NovaStar retains a high-return portfolio of securities backed by specified cash flows from these loans.

We manage risk through carefully developed underwriting standards, mortgage insurance, pooling and sale of loans, and interest rate hedging strategies.

NovaStar serves the nationwide market from our headquarters in Kansas City, Missouri. Our wholesale loan origination groups are based in Orange County, California, and Cleveland, Ohio. Retail operations are conducted from offices in Kansas City, Orange County and the Baltimore, Maryland, area. In 2002, we added a processing center for conforming loans near Detroit, Michigan. Our title and settlement firm, AmPro Financial Services, is based in Vienna, Virginia.

Our common stock is traded on the New York Stock Exchange under the symbol "NFI."

## Earnings per Share
(Diluted Shares)


$0.50
$3.02
$4.50
2000
2001
2002

## Common Dividends Declared


$0.00
$0.96
$4.30
2000
2001
2002

## Affiliated Branches
Branches and Loan Volume
(Dollars in Millions)


$193
$1,088
$2,623
2000
2001
2002
Branches, end of year
Loans Brokered

## Loans Originated and Sold
(Dollars in Millions)


$719
$584
$173
$1,333
$1,215
$73
$2,782
$1,560
$142
2000
2001
2002
Loans originated
Loans sold in securitization
Loans sold to third parties

## Stockholders' Equity
(Dollars in Millions)


$108
$130
$183
2000
2001
2002

## Return on Equity
(Annualized)


5.50%
27.04%
30.30%
2000
2001
2002

## To Our Shareholders:

NovaStar Financial thrived in 2002. Even as economic and political uncertainties dampened some segments of the world's financial markets, we achieved record earnings and executed a successful growth strategy amid favorable conditions for mortgage lending in the United States.

Our 2002 performance represented an encore of the previous year's profitable growth. Among the outstanding achievements of NovaStar's nationwide lending and investment team:

- Net earnings rose 51 percent to $48.8 million for 2002. Earnings per diluted share were $4.50, an increase of 49 percent from 2001. Annualized return on equity reached 30 percent.
- We declared record dividends of $4.30 per common share, up from $0.96 per common share.
- NovaStar originated $2.78 billion in loans, double our 2001 level, driving the growth of our securities portfolio and related earnings. Our network of branches brokered $2.62 billion in loans.
- We doubled the number of our branches and our sales force. And we expanded our product line to include origination of conforming loans, plus title and settlement services.
- We entered the retail lending business dealing directly with consumers from three new contact centers.

NovaStar's rapid growth in loan originations has been driven, in part, by our emphasis on efficiency and cost management. As a technology leader in the industry, we provide a proprietary Internet-based system to a national network of mortgage brokers and generate 99 percent of our nonconforming loan applications in an automated environment. In 2002, we launched our new NovaStarIS™, giving mortgage brokers the best Internet-based underwriting tool available today.

While benefiting from low interest rates and high mortgage loan demand in 2002, our ongoing focus is on building long-term value. We are positioning NovaStar to excel, even when the interest-rate environment changes, through solid investment disciplines and strategic growth of our presence in the mortgage marketplace.

The NovaStar share price appreciated significantly in 2002, although the stock was marked by volatility in an uncertain investment market. Since NovaStar went public in November 1997, the stock has generated a total return to shareholders of nearly 130 percent (assuming dividends are reinvested), compared with a total return of negative 15 percent for the S&P 500 index. NovaStar shareholders have earned a compounded annual total return averaging approximately 18 percent during this period.

Looking forward, we expect continued strong growth in our business and earnings in 2003 as we expand our branches, retail lending and wholesale sales force.

Of course, actual earnings and dividends will depend on future interest rates, loan production, volume of loans sold, market prices, availability of new capital and credit performance.

NovaStar has been able to deliver stellar results because of an outstanding group of professionals who help our business succeed day after day. We want to thank our over 2,200 associates, including 1,300 branch employees, as well as our many brokers and other business partners, for all of the hard work and caring collaboration in this exciting, fast-paced time.

We also want to thank you for your support and encouragement as a stockholder. We look forward to continuing to serve your interests in the future.

W. Lance Anderson
President and Founder

Scott F. Hartman
Chairman and Founder



## BOARD OF DIRECTORS

(FRONT ROW)

Scott Hartman
Chairman of the Board & Chief Executive Officer

Lance Anderson
President, Chief Operating Officer

Art Burtscher

(BACK ROW)

Greg Barmore
Chairman of the Compensation Committee

Edward Mehrer
Chairman of the Audit Committee

# STRENGTH IN OUR NUMBERS

The financial results of NovaStar tell a story of outstanding success. Net income has grown rapidly, from $5.6 million in 2000 to $32.3 million in 2001 to $48.8 million in 2002. Annualized return on equity rose to a record 30.3 percent. Dividends of $4.30 per share based on 2002 earnings ranked NovaStar among the highest-yielding U.S. stocks.

What gives strength to our numbers, though, is the design of the business driving these results.

NovaStar has created a powerful engine for originating nonconforming mortgage loans through one of the nation's leading networks of independent brokers, company-affiliated branches and three retail contact centers. We raise long-term capital to fund the resulting loans by selling securities backed by pools of loans.

Our business generates multiple earnings streams. In 2002, 89 percent of NovaStar's net income came from managing mortgage portfolios. In securitizing loans, we retain securities backed by selected cash flows, principally the spread between money-market rates and the interest rates on mortgages in the pools of loans we sell. Out of this spread we pay for interest rate hedges and credit losses. These portfolios yield a high return on equity.

We also generate fee income through loan originations, assistance to our branches, title and closing services, and servicing on loans originated through our network. These fee income services generated 11 percent of net income in 2002.

We manage risk proactively at all stages through underwriting, insurance and hedging strategies. These approaches substantially mitigate the near-term and intermediate effects of interest rate volatility, credit variations in our portfolios, and market changes affecting liquidity.

In the long run, the strength of NovaStar will flow from our competitive position in the $150 billion market for nonconforming mortgage loans. Our initiatives in creating a network of branches, offering cutting-edge technology to help brokers originate loans, entering the retail origination business, and broadening our product lines have substantially enhanced our position in the industry.

NovaStar's financial flexibility is stronger than ever. With $1.3 billion in committed lending facilities and more than $80 million in cash and immediately available funds, we face the future with optimism and confidence. We are on track for continued portfolio and earnings growth in 2003.





# GROWING OUR CORE BUSINESS

In 2002, we added substantial power to NovaStar's network for originating nonconforming mortgages – the growth engine for the loan portfolio that drives our earnings.

Two pipelines feed loans into NovaStar from outside: the wholesale channel of independent mortgage brokers and our growing team of branches. Supporting both groups are NovaStar's wholesale sales force and wholesale loan origination offices.

We made significant progress in building our wholesale organization in 2002:

- We originated $2.78 billion in loans, an increase of 108 percent over 2001.
- The trade publication *Origination News* named NovaStar the nation's tenth largest subprime wholesale volume lender for fourth quarter of 2002.
- We opened our second wholesale office in Cleveland, Ohio, to serve the Eastern United States. Our office in Orange County, California, serves the Western United States.
- We doubled the number of wholesale account executives, from 112 to 249, working with brokers to generate loan production in 47 states.

NovaStar also nearly doubled our branches, from 123 to 216 by year-end 2002. This network of brokers, launched with a single office in 1999, has grown rapidly and is contributing an expanding share of our portfolio. NovaStar branch managers are compensated as independent brokers and operate under the name NovaStar Home Mortgage Inc., with our management guidance, leading-edge technology and administrative support.

Branches are free to broker loans to more than 250 mortgage lenders – including NovaStar using our underwriting technology. Competing with lenders nationwide to earn business, NovaStar won over 50 percent of the nonconforming loans originated by our branches in 2002. Our branch business also generates a revenue stream from fees on loans originated, including those funded by other lenders.

NovaStar branches represent an important source of growth, since our relationship enables us to gain a much larger share of loans from branches than from independent brokers. We are actively recruiting for our branch program and expect to add at least 200 more offices in 2003. We also are working to enlarge the share of the branches' loans originated with NovaStar.

# CREATING NEW OPPORTUNITIES

NovaStar is creating new products and approaches to expand our market presence and add to our revenue streams. These initiatives support our core business of building our nonconforming loan portfolio – and create opportunities for profitable growth in complementary areas.

The phenomenal growth of our branches, as well as relationships with some 3,500 independent brokers, suggests a ready sales channel for new services related to our current business. We have taken action in four areas:

**Retail loan origination.** We entered the retail loan origination market in 2002 by creating three borrower contact centers, staffed by loan officers, to work directly with borrowers. The centers in the Baltimore area, Kansas City and Orange County capitalize on the efficiencies of the Internet and our NovaStarIS technology to offer consumers the best loans available.

**Title and settlement services.** In August 2002, we established AmPro Financial Services to provide fee-based closing services for NovaStar branches and brokers nationwide. Based in Vienna, Virginia, AmPro offers NovaStar customers a "one-stop shop" that vastly simplifies the title and closing process. AmPro represents a new revenue stream and a marketing benefit.

**Conforming loans.** In September 2002, we broadened our commitment to underwriting conforming and government loans, which fall within conventional agency guidelines, opening a dedicated office in Troy, Michigan. Our conforming product line strengthens NovaStar's appeal to mortgage brokers and branches who handle all kinds of loans, as well as creating a cost-efficient profit center for us.

**Correspondent lending.** We expanded our correspondent program in 2002 to purchase more loans originated by mortgage bankers and other lenders, in line with NovaStar underwriting standards. We created a sales team for correspondent relationships and began offering these lenders the benefits of NovaStarIS underwriting technology and our full menu of products.

These initiatives represent milestones in NovaStar's long-term strategy to expand our range of services and strengthen relationships throughout the mortgage industry. In addition to creating new profit opportunities, we expect the "one-stop shop" approach to further fuel the growth of NovaStar's wholesale business in nonconforming loans.





# MAKING BUSINESS EVEN BETTER

By teaming the market's most advanced technology with NovaStar's growing presence in the mortgage industry, the best got even better in 2002.

The launch of NovaStarIS, our second generation Internet-based underwriting tool, further solidified our position as the industry's technological leader. NovaStarIS dramatically simplifies and expedites the underwriting process for brokers and lenders. We have put more distance between NovaStar and the competition with this system's speed, functionality and ease of use.

Three years ago, NovaStar introduced Internet Underwriter, setting the standard for automated underwriting. Today, the new NovaStarIS has become – hands down – the simplest and fastest Internet-based underwriting tool available to mortgage brokers.

NovaStarIS offers a three-step process for brokers: First, obtain a credit report through NovaStar from up to three reporting services; second, complete a loan application and review multiple scenarios for approvals based on NovaStar lending criteria; and, third, close the loan.

This new technology streamlines the automation process and provides real benefits for NovaStar customers. For example, creating multiple loan approval scenarios for each borrower means more opportunities to settle on the best loan saving the broker and borrower significant time and money.

Technological advances also are expanding NovaStar's relationships in the mortgage market. We are leveraging the power of NovaStarIS to support our new retail initiative and to offer correspondent lenders the benefits of automated underwriting, with streamlined loan submissions and multiple approval scenarios.

Technology, after all, is not about putting more bells and whistles on a computer. It's about making our daily work go better. It's about good service. Good products. Good business.

# A PROMISING FUTURE

With a smooth-running infrastructure, the best technology and mortgage services available, and new initiatives taking hold in key segments, we see a promising future for NovaStar.

2003 will be another year of strong growth, based on current run rates that we expect to continue through the year. We continue to implement long-term strategies to grow NovaStar's market share, and our investment disciplines are targeting continued growth even in a changing economy.

During 2003, we expect to originate between $4 billion and $6 billion in nonconforming loans through NovaStar's wholesale, retail and correspondent channels. We plan to open at least 200 new affiliated branches in 2003 and add account executives in underserved markets.

Analysts believe the overall mortgage market may see originations flat to down in 2003, depending on economic factors and interest rates. We expect continued growth, however, for the approximately 10 percent of the industry that represents nonconforming loans. Nonprime lending tends to be less sensitive to interest-rate fluctuations. Our goal for NovaStar is to outpace the growth of the nonconforming market.

Additional revenue streams should continue to emerge. We expect our branches and call centers to drive an increase in conforming and government loan volume during 2003, leading to more fee income. AmPro is expanding its presence in title and settlement services.

With our financial strength, the industry's most powerful technology tools and a strong team of mortgage professionals, we look forward to creating a bright future.



## Selected Consolidated Financial and Other Data

*(dollars in thousands, except per share amounts)*

The following selected financial data are derived from our audited consolidated financial statements and should be read in connection with the more detailed information therein and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this annual report. Operating results are not necessarily indicative of future performance.

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 (A) | 2001 (A) | 2000 | 1999 | 1998 |
| **Consolidated Statement of Operations Data** | | | | | |
| Interest income | $ 107,143 | $ 57,904 | $ 47,627 | $ 66,713 | $100,747 |
| Interest expense | 38,596 | 28,588 | 34,696 | 46,758 | 80,794 |
| Net interest income before provision for credit losses | 68,547 | 29,316 | 12,931 | 19,955 | 19,953 |
| Provision for credit losses | (432) | 3,608 | 5,449 | 22,078 | 7,430 |
| Gains (losses) on sales of mortgage assets | 53,305 | 37,347 | (826) | 351 | (14,962) |
| Losses on derivative instruments | (25,973) | (2,731) | | | |
| General and administrative expenses | 84,594 | 46,505 | 3,017 | 3,590 | 4,379 |
| Equity in net income (loss) – NFI Holding | | | 1,123 | 88 | (2,984) |
| Income (loss) before cumulative effect of change in accounting principle | 48,761 | 34,014 | 5,626 | (7,092) | (21,821) |
| Cumulative effect of change in accounting principle (B) | | (1,706) | | | |
| Net income (loss) | 48,761 | 32,308 | 5,626 | (7,092) | (21,821) |
| Basic income (loss) per share | $ 4.70 | $ 3.22 | $ 0.51 | $ (1.08) | $ (2.71) |
| Diluted income (loss) per share | $ 4.50 | $ 3.02 | $ 0.50 | $ (1.08) | $ (2.71) |

| | As of December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 (A) | 2001 (A) | 2000 | 1999 | 1998 |
| **Consolidated Balance Sheet Data** | | | | | |
| Mortgage Assets: | | | | | |
| Mortgage loans | $1,133,509 | $ 365,560 | $375,927 | $620,406 | $945,798 |
| Mortgage securities | 178,879 | 71,584 | 46,650 | 6,775 | — |
| Total assets | 1,452,497 | 512,380 | 494,482 | 689,427 | 997,754 |
| Borrowings | 1,225,228 | 362,398 | 382,437 | 586,868 | 891,944 |
| Stockholders' equity | 183,257 | 129,997 | 107,919 | 100,161 | 82,808 |

| | For the Year Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2002 (A) | 2001 (A) | 2000 | 1999 | 1998 |
| **Other Data** | | | | | |
| Loans originated, principal | $2,781,539 | $1,333,366 | $719,341 | $452,554 | $878,871 |
| Branches, end of year | 216 | 123 | 63 | 1 | — |
| Loans brokered through branches | $2,622,950 | $1,087,971 | $193,191 | $ — | $ — |
| Annualized return on assets | 6.05% | 6.03% | 0.97% | (0.83)% | (1.66)% |
| Annualized return on equity | 30.30% | 27.04% | 5.50% | (6.71)% | (20.71)% |
| Taxable income (loss) | $ 48,473 | $ 5,242 | $ (2) | $ (90) | $ (2,628) |
| Taxable income (loss) per share (C) | $ 4.63 | $ 0.91 | $ — | $ (.01) | $ (0.32) |
| Dividends declared per common share (C) | $ 4.30 | $ 0.96 | $ — | $ — | $ 1.00 |
| Dividends declared per preferred share | $ — | $ 1.08 | $ 0.49 | $ 0.37 | $ — |
| Number of account executives | 249 | 112 | 85 | 47 | 63 |

*(A) Includes the assets, liabilities, equity and results of operations for NFI Holding Corporation. The common stock of NFI Holding Corporation was acquired on January 1, 2001. Details of this transaction are discussed in Note 9 to our consolidated financial statements.*

*(B) Implementation of Statement of Financial Accounting Standards, No. 133 as discussed in Note 1 to our consolidated financial statements.*

*(C) On January 29, 2003, a $0.33 special dividend related to 2002 taxable income was declared per common share.*

# Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements of NovaStar Financial and the notes thereto included elsewhere in this report.

## Safe Harbor Statement

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Statements in this discussion regarding NovaStar Financial, Inc. and its business, which are not historical facts, are "forward-looking statements" that involve risks and uncertainties. Certain matters discussed in this report may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results and the time of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including general economic conditions, fluctuations in interest rates, fluctuations in prepayment speeds, fluctuations in losses due to defaults on mortgage loans, the availability of non-conforming residential mortgage loans, the availability and access to financing and liquidity resources, and other risk factors outlined in the annual report on Form 10-K for the fiscal year ended December 31, 2002. Other factors not presently identified may also cause actual results to differ. Management continuously updates and revises these estimates and assumptions based on actual conditions experienced. It is not practicable to publish all revisions and, as a result, no one should assume that results projected in or contemplated by the forward-looking statements will continue to be accurate in the future.

## Description of Businesses

### Mortgage Lending and Loan Servicing

- We originate conforming and non-conforming residential mortgage loans.
- We reach the borrower through the retail mortgage broker and directly through outbound retail telemarketing.
- Non-conforming borrowers are generally individuals or families who do not qualify for agency/conventional lending programs because of a lack of available documentation or previous credit difficulties.
- We acquire pools of mortgages from correspondents.
- We finance our loans through short-term warehouse facilities.
- Loans we originate are held for sale in either outright sales for cash or in securitization transactions.
- We service the loans we originate.

The mortgage lending operation is significant to our financial results as it produces the loans that ultimately collateralize the mortgage securities that we hold in our portfolio. During 2002, we originated $2.8 billion in mortgage loans, the majority of which were retained in our servicing portfolio and serve as collateral for our securities. Most of the loans we originate are sold, either in securitization transactions or in outright sales to third parties. We recognized gains (losses) on sales of mortgage loans totaling $53.3 million, $37.3 million and $(826,000) during the three years ended December 31, 2002, 2001 and 2000, respectively. In securitization transactions, we retain interest-only, prepayment penalty and subordinated securities, along with the right to service the loans.

Mortgage servicing yields fee income for us in the form of normal customer service and processing fees. We recognized $10.0 million, $4.9 million and $1.6 million in loan servicing fee income from the securitization trusts during the three years ended December 31, 2002, 2001 and 2000, respectively.

A significant risk to our mortgage lending operations is liquidity risk – having financing facilities and cash available to fund and hold loans prior to their sale or securitization. We maintain committed lending facilities with large banking institutions to reduce this risk.

### Mortgage Portfolio Management

- We invest in assets generated primarily from our origination of nonconforming, single-family, residential mortgage loans.

- We operate as a long-term portfolio investor.
- Financing is provided by issuing asset-backed bonds and entering into reverse repurchase agreements.
- Earnings are generated from return on mortgage securities and spread income on the mortgage loan portfolio.

Earnings from our portfolio of mortgage loans and securities generate a substantial portion of our earnings. Gross interest income was $50.7 million, $46.2 million and $44.7 million in the three years ended December 31, 2002, 2001 and 2000, respectively. Net interest income from the portfolio was $69.0 million, $25.7 million and $7.5 million in the three years ended December 31, 2002, 2001 and 2000, respectively. See our discussion of interest income under the heading "Results of Operations" and "Net Interest Income".

A significant risk to our operations, relating to our portfolio management, is the risk that interest rates on our assets will not adjust at the same times or amounts that rates on our liabilities adjust. Many of the loans in our portfolio, especially those that serve as collateral for our mortgage securities, have relatively constant or fixed rates of interest. Our funding costs are generally not constant or fixed. We use derivative instruments to mitigate the risk of our cost of funding increasing or decreasing at a faster rate than the change in interest on the loans (both those on the balance sheet and those that serve as collateral for mortgage securities).

In certain circumstances, because we enter into interest rate agreements which do not meet the hedging criteria set forth in generally accepted accounting principles, we are required to record the change in the value of derivatives as a component of earnings even though they may reduce our interest rate risk. In times where short-term rates drop significantly, as happened in 2002 and 2001, the value of our agreements will decrease. As a result, we recognized losses on these derivatives of $26.0 million and $2.7 million in 2002 and 2001, respectively. However, the declining short-term funding rates cause the yields on our securities as well as the gains we recognize on sales and securitizations of loans to increase.

## Branches

- Retail mortgage brokers that broker loans for more than 200 investors, including NovaStar Mortgage, Inc.
- Branches operate under established policies.
- The net operating income for the branch is returned as compensation to the branch "owner/manager."

The retail brokers provide an additional source for mortgage loan originations which, in most cases, we will eventually sell, either in securitizations or in outright sales to third parties. During 2002, our branches brokered $2.6 billion in loans, of which $556 million were funded by us.

Following is a diagram of the nonconforming industry in which we operate and our loan production during 2002 (in thousands).


Retail
Wholesale
Whole loan bulk purchases
Securitization
Borrowers
NovaStar Direct to Consumer $224,445
NovaStar Branches $2,422,590
Unrelated Broker
Unrelated Mortgage Bankers/Financial Institutions
$173,594
$2,066,950
$50,851
$375,645
$2,442,207
$42,044
Unrelated Wholesale Lenders
NovaStar Wholesale Lending
$142,159
Whole Loans Sold or Delivered to Unrelated Parties
$1,560,001 (A)
NovaStar Acquisition of Whole Loan Pools
$–
NovaStar Securitization – $1,560,001
AAA-BBB rated Securities Purchased by Unrelated Bond Investors $1,520,712
Excess Cash Flow and Subordinated Bonds (retained by NovaStar) $90,785
Cumulative Loan Servicing Portfolio Total as of December 31, 2002 $3,657,640

*(A) The portion of loans that NovaStar has not securitized as of December 31, 2002 is included in our mortgage loans held-for-sale.*

## Significance of Estimates and Critical Accounting Policies

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America and, therefore, are required to make estimates regarding the values of our assets and liabilities and in recording income and expenses. These estimates are based, in part, on our judgment and assumptions regarding various economic conditions that we believe are reasonable based on facts and circumstances existing at the time of reporting. The results of these estimates affect reported amounts of assets, liabilities and accumulated other comprehensive income at the date of the consolidated financial statements and the reported amounts of income, expenses and other comprehensive income during the periods presented. The following summarizes the components of our consolidated financial statements where understanding accounting policies is critical to understanding and evaluating our reported financial results, especially given the significant estimates used in applying the policies. The discussion is intended to demonstrate the significance of estimates to our financial statements and the related accounting policies. Detailed accounting policies are provided in Note 1 to our consolidated financial statements. Our critical accounting estimates impact only two of our three reportable segments; our mortgage portfolio management and mortgage lending and loan servicing segments. Management has discussed the development and selection of these critical accounting estimates with the audit committee of our board of directors and the audit committee has reviewed our disclosure.

**Mortgage Loans, Allowance for Credit Losses and Assets Acquired through Foreclosure** Mortgage loans held-in-portfolio are recorded at their cost, adjusted for the amortization of deferred costs and for credit losses inherent in the portfolio. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan as an adjustment to yield using the level yield method. An allowance for credit losses is maintained for mortgage loans held-in-portfolio. Mortgage loans held-for-sale are recorded at the lower of cost or market. Mortgage loan origination fees and direct mortgage loan origination costs on mortgage loans held-for-sale are deferred until the related loans are sold.

Assets acquired through foreclosure are carried at the lower-of-cost or estimated fair value less estimated selling costs. The carrying value of the loan is adjusted at the time of foreclosure using a charge to the allowance for credit losses.

The allowance for credit losses on mortgage loans held-in-portfolio, and therefore the related charge to income, is based on the assessment by management of various factors affecting our mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value, delinquency status, mortgage insurance we purchase and other relevant factors. The allowance is maintained through ongoing provisions charged to operating income. The accounting estimate of the allowance for credit losses is considered a "critical accounting estimate" as significant changes in the mortgage loan portfolio, our ability to obtain mortgage insurance and/or economic conditions may affect the allowance for credit losses and net income. The assumptions used by management regarding these key economic indicators are highly uncertain and involve a great deal of judgment. An internally developed migration analysis is the primary tool used in analyzing our allowance for credit losses. This tool takes into consideration historical information regarding foreclosure and loss severity experience and applies that information to the portfolio at the reporting date. We also take into consideration our use of mortgage insurance as a method of managing credit risk. We pay mortgage insurance premiums on loans maintained on our balance sheet and have included the cost of mortgage insurance in our income statement.

The allowance for credit losses was $3.0 million as of December 31, 2002 compared to $5.6 million at December 31, 2001. The majority of the decline is due to the decline in our mortgage loans held-in-portfolio. Additionally, $400,000 was included in the December 31, 2001 reserve balance for the expected loss on one loan. The loss on this loan was realized in June, and the reserve was reduced by $400,000. The allowance for credit losses as a percent of mortgage loans held-in-portfolio was 2.0% and 2.5% as of December 31, 2002 and 2001, respectively. No loans have been added to our portfolio since our last asset-backed bond transaction treated as a financing transaction in 1998. If we were to assume the estimate of credit losses as a percent of outstanding principal increased or decreased by 10%, the allowance for credit losses and related provision as of and for the twelve months ended December 31, 2002, respectively, would increase or decrease by $1.5 million. Mortgage insurance as a percentage of our mortgage loans held-in-portfolio is 81.1% as of December 31, 2002 compared to 81.6% as of December 31, 2001. The make-up of our mortgage loan portfolio is discussed under the heading "Mortgage Loans". The allowance for credit losses is also discussed below under "Mortgage Loans". We discuss purchased mortgage insurance under the heading "Premiums for Mortgage Loan Insurance".

**Transfers of Assets (Loan and Mortgage Security Securitizations) and Related Gains** In a loan securitization, we combine the mortgage loans we originate in pools to serve as collateral for asset-backed bonds that are issued to the public. In a mortgage security securitization (also known as a "Resecuritization", see Note 1 in the consolidated financial statements), we combine mortgage securities retained in previous loan securitization transactions to serve as collateral for asset-backed bonds that are issued to the public. The loans or mortgage securities are transferred to a trust designed to serve only for the purpose of holding the collateral. The trust is considered a qualifying special purpose entity as defined by SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125*. The owners of the asset-backed bonds have no recourse to us in the event the collateral does not perform as planned.

In order for us to determine proper accounting treatment for each securitization or resecuritizaion, we evaluate whether or not we have retained or surrendered control over the transferred assets by reference to the conditions set forth in SFAS No. 140. All terms of these transactions are evaluated against the conditions set forth in these statements. Some of the conditions that must be considered include:

- Have the transferred assets been isolated from the transferor?
- Does the transferee have the right to pledge or exchange the transferred assets?
- Is there a "call" agreement that requires the transferor to return specific assets?
- Is there an agreement that both obligates and entitles the transferor to repurchase or redeem the transferred assets prior to maturity?

Generally, we intend to structure our securitizations so that control over the collateral is transferred and the transfer is accounted for as a sale. For resecuritizations, we intend to structure these transactions to be accounted for as secured borrowings.

When these transfers are executed in a manner such that we have surrendered control over the collateral, the transfer is accounted for as a sale. In accordance with SFAS No. 140, a gain or loss on the sale is recognized based on the carrying amount of the financial assets involved in the transfer, allocated between the assets transferred and the retained interests based on their relative fair value at the date of transfer. In a loan securitization, we do retain the right to service the underlying mortgage loans and we also retain certain mortgage securities issued by the trust (see Mortgage Securities above). In a resecuritization, we retain an interest in a subordinated security that represents the right to receive the cash flows on the underlying mortgage security collateral after the senior bonds have been satisfied. As previously discussed, the gain recognized upon securitization (or resecuritization) depends on, among other things, the estimated fair value of the components of the securitization (or resecuritization) – the loans or mortgage securities transferred, the securities retained and the mortgage servicing rights. The estimated fair value of the securitization (or resecuritization) components is considered a "critical accounting estimate" as 1) these gains or losses represent a significant portion of our operating results and 2) the valuation assumptions used regarding economic conditions and the make-up of the collateral, including interest rates, principal payments, prepayments and loan defaults are highly uncertain and require a large degree of judgment. The valuation of mortgage securities is based on the present value of future expected cash flows to be received (See Mortgage Securities discussion above). The rate used to discount the cash flow projections is critical in the evaluation of our mortgage securities. Management uses internal, historical collateral performance data and published forward yield curves when modeling future expected cash flows.

For purposes of valuing our mortgage securities, it is also important to know that a significant portion of the underlying mortgage loan collateral is covered by mortgage insurance. The cost of the insurance is paid by the trust from proceeds the trust receives from the underlying collateral. The trust legally assumes the responsibility to pay the mortgage insurance premiums; therefore, we have no obligation to pay these insurance premiums. We discuss mortgage insurance premiums under the heading "Premiums for Mortgage Loan Insurance".

The discount rates used in the initial valuation of mortgage securities for the twelve months ended December 31, 2002 compared with same period of 2001 were 30% and 23%. The increase in discount rates in 2002 compared with 2001 was due to spreads widening and returns on our securities increasing between the two periods. If the discount rate used in the initial valuation of our mortgage securities in 2002 had been increased by 500 basis points, the initial value of our mortgage securities would have decreased by $6.3 million and the gain recognized on the transfer of mortgage loans in securitizations would have decreased by $6.0 million. If we would have decreased the discount rate used in the initial valuation of our mortgage securities by 500 basis points, the value of our mortgage securities would have increased by $7.1 million and the gain recognized on the transfer of mortgage loans in securitizations would have increased by $5.3 million.

Information regarding the assumptions we used is discussed under "Mortgage Securities" in the following discussion.

When we do have the ability to exert control over the transferred collateral, the assets remain on our financial records and a liability is recorded for the related asset-backed bonds.

**Mortgage Securities** Our mortgage securities represent beneficial interests we retain in securitization and resecuritization transactions. The beneficial interests we retain in securitization transactions primarily consist of the right to receive the future cash flows from a pool of securitized mortgage loans which include:

- The interest spread between the coupon on the underlying loans and the cost of financing.
- Prepayment penalties received from borrowers who payoff their loans early in their life.
- Overcollateralization, which is designed to protect the primary bondholder from credit loss on the underlying loans.

The beneficial interests we retain in resecuritization transactions represent the right to receive the remaining cash flows from the underlying mortgage security collateral after the obligations to outside bondholders have been satisfied.

The cash flows we receive are highly dependent upon the interest rate environment. The cost of financing for the securitized loans is indexed to short-term interest rates, while the loan coupons are less interest sensitive. As a result, as rates rise and fall, our cash flows will fall and rise, which in turn will decrease or increase the value of our mortgage securities. Likewise, increasing or decreasing cash flows will increase or decrease the yield on our securities. We adjust our yield (rate of income recognition) prospectively based on the expectation for cash flows on the securities.

We believe the accounting estimates related to the valuation of our mortgage securities and establishing the rate of income recognition on mortgage securities are "critical accounting estimates" because they can materially affect net income and require us to forecast interest rates, mortgage principal payments, prepayments and loan default assumptions which are highly uncertain and require a large degree of judgment. The rate used to discount the projected cash flows is also critical in the valuation of our mortgage securities. Management uses internal, historical collateral performance data and published forward yield curves when modeling future expected cash flows and establishing the rate of income recognized on mortgage securities. We believe the value of our mortgage securities is fair, but can provide no assurance that future prepayment and loss experience or changes in their required market discount rate will not require write-downs of the residual assets. Write-downs would reduce income of future periods.

During 2002, we increased the accrual rates on our mortgage securities portfolio due to better cash flow performance as a result of the widening spread between the coupon rates on the mortgage loan collateral and the floating rate bond liability rates. Our average security yield has increased to 42.7% for the year ended December 31, 2002 from 17.3% for the same period of 2001. This resulted in a corresponding increase in our mortgage securities income recognized during 2002. If the rates used to accrue income on our mortgage securities during 2002 had been increased or decreased by 10%, net income during the twelve months ended 2002 would have increased by $9.1 million and decreased by $5.8 million, respectively.

As of December 31, 2002 and 2001, the weighted average discount rate used in valuing our mortgage securities was 25% and 27%, respectively. The weighted-average constant prepayment rate used in valuing our mortgage securities as of December 31, 2002 was 40 versus 35 as of December 31, 2001. If the discount rate used in valuing our mortgage securities as of December 31, 2002 had been increased by 500 basis points, the value of our mortgage securities would have decreased by $10.2 million. If we had decreased the discount rate used in valuing our mortgage securities by 500 basis points, the value of our mortgage securities would have increased by $11.7 million.

## Financial Condition as of December 31, 2002 and 2001

**Mortgage Loans** Our balance sheet consists primarily of mortgage loans we have originated. We classify our mortgage loans into two categories: "held-for-sale" and "held-in-portfolio." A portion of our loans serve as collateral for asset-backed bonds we have issued and are classified as "held-in-portfolio." The carrying value of "held-in-portfolio" mortgage loans as of December 31, 2002 was $150 million compared to $226 million as of December 31, 2001.

Loans we have originated, but have not yet sold or securitized, are classified as "held-for-sale." We expect to sell these loans outright in third party transactions or in securitization transactions that will be, for tax and accounting purposes, recorded as sales. We use warehouse lines of credit and mortgage repurchase agreements to finance our held-for-sale loans. As such, the fluctuations in mortgage loans – held-for-sale and short-term borrowings between December 31, 2002 and December 31, 2001 is dependent on loans we have originated during the period as well as loans we have sold outright or through securitization transactions. Details regarding loan originations during 2002 as well as mortgage loans sold can be found in the "Mortgage Loan Production" and "Gains (Losses) on Sales of Mortgage Assets and Losses on Derivative Instruments" sections of this document, respectively.

Premiums are paid on substantially all mortgage loans. Premiums on mortgage loans held-in-portfolio are amortized as a reduction of interest income over the estimated lives of the loans. Table 5 provides information to analyze the impact of principal payments on amortization. For mortgage loans held-for-sale, premiums are deferred until the related loans are sold. To mitigate the effect of prepayments on interest income from mortgage loans, we generally strive to originate mortgage loans with prepayment penalties.

In periods of decreasing interest rates, borrowers are more likely to refinance their mortgages to obtain a better interest rate. Even in rising rate environments, borrowers tend to repay their mortgage principal balances earlier than is required by the terms of their mortgages. Non-conforming borrowers, as they update their credit rating, are more likely to refinance their mortgage loan to obtain a lower interest rate.

Prepayment rates in Table 5 represent the annualized principal prepayment rate in the most recent three and twelve month periods and over the life of the pool of loans. This information has not been presented for held-for-sale loans as we do not expect to own the loans for a period long enough to experience material repayments.

Characteristics of the mortgage loans we own such as credit grade, coupon, loan-to-value, prepayment speeds and delinquency statistics are provided in Tables 1 through 5. These characteristics are important as they provide key indicators of the credit and prepayment risks inherent in our mortgage loan portfolio, which have a direct impact on our past and future operating performance. Note 2 to the consolidated financial statements provides additional information regarding our mortgage loans. The operating performance of our mortgage loan portfolio, including net interest income, allowance for credit losses and effects of hedging, are discussed under "Results of Operations" and "Interest Rate/Market Risk." Gains on the sales of mortgage loans, including impact of securitizations treated as sales, is also discussed under "Results of Operations."

## Table 1 — Mortgage Loans by Credit Grade

*(dollars in thousands)*

| Credit Grade | Allowed Mortgage Lates (A) | Maximum Loan-to-value | December 31, 2002 Current Principal | December 31, 2002 Weighted Average Coupon | December 31, 2002 Weighted Average Loan-to-value | December 31, 2001 Current Principal | December 31, 2001 Weighted Average Coupon | December 31, 2001 Weighted Average Loan-to-value |
|---|---|---|---|---|---|---|---|---|
| **Held-in-portfolio:** | | | | | | | | |
| AA | 0 x 30 | 95 | $ 22,770 | 9.33% | 82.2% | $ 35,922 | 9.59% | 82.1% |
| A | 1 x 30 | 90 | 59,773 | 9.67 | 79.8 | 90,775 | 10.05 | 79.1 |
| A- | 2 x 30 | 90 | 34,933 | 10.18 | 81.6 | 53,971 | 10.52 | 81.5 |
| B | 3 x 30, 1x 60, 5 x 30, 2 x 60 | 85 | 20,163 | 10.60 | 77.7 | 28,400 | 11.05 | 77.4 |
| C | 1 x 90 | 75 | 10,216 | 11.21 | 71.9 | 15,122 | 11.53 | 72.3 |
| D | 6 x 30, 3 x 60, 2 x 90 | 65 | 2,063 | 11.20 | 65.1 | 2,770 | 12.15 | 64.8 |
| | | | $149,918 | 9.99% | 79.5% | $226,960 | 10.34% | 79.3% |
| **Held-for-sale:** | | | | | | | | |
| Alt A | 0 x 30 | 95 | $224,594 | 7.18% | 76.3% | $ 11,662 | 8.74% | 85.8% |
| AAA | 0 x 30 | 97(B) | 3,476 | 11.99 | 37.2 | 28,892 | 8.70 | 74.5 |
| AA | 0 x 30 | 95 | 30,769 | 9.54 | 84.6 | 32,352 | 9.14 | 78.9 |
| A+ | 0 x 30 | 95 | 350,558 | 7.84 | 77.8 | — | — | — |
| A | 1 x 30 | 90 | 127,514 | 8.48 | 81.3 | 25,218 | 9.21 | 79.1 |
| A- | 2 x 30 | 90 | 79,168 | 8.40 | 80.0 | 10,964 | 9.21 | 79.1 |
| B | 3 x 30, 1x 60, 5 x 30, 2 x 60 | 85 | 80,052 | 8.68 | 76.5 | 8,828 | 9.33 | 74.8 |
| C | 1 x 90 | 75 | 7,424 | 9.84 | 71.2 | 599 | 11.77 | 75.1 |
| Other | Varies | 97 | 68,805 | 8.33 | 85.9 | 19,559 | 9.33 | 86.1 |
| | | | $972,360 | 8.00% | 78.6% | $138,074 | 9.08% | 79.4% |

*(A) Represents the number of times a prospective borrower is allowed to be late more than 30, 60 or 90 days. For instance, a 3x30, 1x60 category would afford the prospective borrower to be more than 30 days late on three separate occasions and 60 days late no more than one time.*

*(B) 97% on fixed-rate only; all other maximum of 95%.*

## Table 2 — Mortgage Loans Geographic Concentration – Percent of Current Principal

| Collateral Location | December 31, 2002 Held-in-portfolio | December 31, 2002 Held-for-sale | December 31, 2001 Held-in-portfolio | December 31, 2001 Held-for-sale |
|---|---|---|---|---|
| Florida | 15% | 14% | 16% | 11% |
| California | 12 | 28 | 13 | 23 |
| Texas | 5 | 3 | 5 | 3 |
| Indiana | 5 | 2 | 5 | 2 |
| Washington | 5 | 2 | 6 | 1 |
| Ohio | 4 | 4 | 4 | 5 |
| Michigan | 3 | 4 | 3 | 7 |
| All other states | 51 | 43 | 48 | 48 |
| Total | 100% | 100% | 100% | 100% |

## Table 3 — Mortgage Credit Analysis - Held-in-Portfolio Loans

*(dollars in thousands)*

| | Original Balance | Current Principal | Weighted Average delinquency | Defaults as Percent of Current Principal: 60-89 days | 90 days and greater | Foreclosure and REO | Total |
|---|---|---|---|---|---|---|---|
| December 31, 2002 | $1,115,760 | $149,918 | 14.9% | 1.9 | 2.0 | 7.9 | 11.8 |
| December 31, 2001 | $1,115,760 | $226,960 | 11.5% | 1.7 | 2.0 | 9.9 | 13.6 |

## Table 4 — Loss Analysis - Held-in-Portfolio Loans

*(dollars in thousands)*

| | Cumulative Losses as Reported, as a Percent of Original Principal | Loans Repurchased From Trusts: Cumulative Loss Amount | Loss as a % of Original Principal | Total Losses |
|---|---|---|---|---|
| December 31, 2002 | 2.70% | $20,194 | 1.81% | 4.51% |
| December 31, 2001 | 2.00% | $19,931 | 1.79% | 3.79% |

## Table 5 — Mortgage Loan Coupon and Prepayment Analysis

*(dollars in thousands)*

| | Original Principal | Current Principal | Premium | Percent with Prepayment Penalty | Coupon | Remaining Prepayment Penalty Period (in years) for Loans with Penalty | Constant Prepayment Rate (Annual Percent): Three-Month | Twelve-Month | Life |
|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2002: | | | | | | | | | |
| Held-in-portfolio (A) | $1,115,760 | $149,918 | $ 2,994 | 18% | 9.99% | 0.06 | 32 | 34 | 33 |
| Held-for-sale | | $972,360 | $11,273 | 81% | 8.00% | 2.25 | Not meaningful | | |
| As of December 31, 2001: | | | | | | | | | |
| Held-in-portfolio (A) | $1,115,760 | $226,960 | $ 4,630 | 26% | 10.34% | 0.33 | 33 | 38 | 32 |
| Held-for-sale | | $138,074 | $ 1,453 | 79% | 9.08% | 2.35 | Not meaningful | | |

*(A) Serving as collateral for NovaStar Home Equity Series asset backed bonds.*

**Mortgage Securities – Available-for-Sale** Since 1998, we have pooled the majority of the loans we have originated to serve as collateral for asset-backed bonds that are treated as sales for accounting and tax purposes. In these transactions, the loans are removed from our balance sheet. However, we retained interest-only securities, which are AAA rated. We also retain the prepayment penalty and subordinated principal securities. Additionally, we service the loans sold in these securitizations (see Mortgage Servicing Rights under the header "Financial Condition as of December 31, 2002 and 2001). As of December 31, 2002 and 2001, the fair value of mortgage securities was $178.9 million and $71.6 million, respectively. During 2002, we executed securitizations totaling $1,560 million in mortgage loans and retained mortgage securities with a value of $90.8 million.

During the period before loans are transferred in a securitization transaction, as discussed under "Net Interest Income", "Interest Rate/Market Risk" and "Hedging", we enter into interest rate swap or cap agreements to reduce interest rate risk. We use interest rate cap and swap contracts to mitigate the risk of the cost of variable rate liabilities increasing at a faster rate than the earnings on assets during a period of rising rates. In recent securitization transactions, we have not only transferred loans to the trust, but we have also transferred interest rate agreements to the trust with the objective of reducing interest rate risk within the trust. The trust assumes the interest rate agreements and, therefore, the trust assumes the obligation to make payments and obtains the right to receive payments under these agreements. Ultimately, the cash flows we receive on our interest-only securities are less volatile as interest rates change.

The value of our securities represents the present value of the securities' cash flows that we expect to receive over their lives, considering estimated prepayment speeds and credit losses of the underlying loans, discounted at an appropriate risk-adjusted market rate of return. The cash flows are realized over the life of the loan collateral as cash distributions are received from the trust that owns the collateral. In estimating the fair value of our mortgage securities, management must make assumptions regarding the future performance and cash flow of the mortgage loans collateralizing the securities. These estimates are based on management's judgments about the nature of the loans. Table 6 summarizes our mortgage securities, the underlying collateral and the senior asset-backed bonds. Table 7 provides a summary of the critical assumptions used in estimating the cash flows of the collateral and the resulting estimated fair value of the mortgage securities.

The performance of the loans serving as collateral for our mortgage securities is critical to the return our mortgage securities will generate and their valuation. Credit quality and prepayment experience characteristics of the loan collateral, among others, are important to properly analyze the performance of our mortgage securities. We have presented characteristics of the loans collateralizing our mortgage securities in Tables 8 through 12.

The operating performance of our mortgage securities portfolio, including net interest income and effects of hedging are discussed under "Results of Operations" and "Interest Rate/Market Risk."

During the third quarter of 2001, we resecuritized AAA-rated interest-only and prepayment penalty securities issued in 2000. This transaction, CAPS 2001-1, was structured as a sale for financial reporting and income tax purposes. In October 2002, the senior bond was fully repaid and the AAA-rated interest-only and prepayment penalty securities were transferred back to us by the trust.

During the fourth quarter of 2002, we resecuritized AAA-rated interest-only and prepayment penalty securities issued in 2001. This transaction, CAPS 2002-1 was structured as a secured borrowing for financial reporting and income tax purposes. In accordance with SFAS No. 140, control over the transferred assets was not surrendered, and thus the transaction was considered secured financing.

## Table 6 — Mortgage Securities

*(dollars in thousands)*

| | Estimated Fair Value of Mortgage Securities | Asset-Backed Bonds: Remaining Principal | Asset-Backed Bonds: Interest Rate | Mortgage Loans: Remaining Principal | Mortgage Loans: Weighted Average Coupon | Mortgage Loans: Weighted Average Estimated Months to Call |
|---|---|---|---|---|---|---|
| December 31, 2002: | | | | | | |
| NMFT 1999-1 | | | | | | |
| Subordinated securities (non-investment grade) | $ 4,250 | $ 35,955 | 4.66% | $ 42,724 | 9.85% | — |
| NMFT 2000-1 | | | | | | |
| Interest only (AAA-rated) | 4,073 (A) | | | | | |
| Prepayment penalty (AAA-rated) | 643 (A) | | | | | |
| Subordinated securities (non-investment grade) | 1,340 | | | | | |
| | 6,056 | 78,408 | 1.90 | 81,474 | 10.15 | 18 |
| NMFT 2000-2 | | | | | | |
| Interest only (AAA-rated) | 6,686 (A) | | | | | |
| Prepayment penalty (AAA-rated) | 999 (A) | | | | | |
| Subordinated securities (non-investment grade) | 2,421 | | | | | |
| | 10,106 | 129,889 | 1.84 | 135,173 | 10.50 | 17 |
| NMFT 2001-1 | | | | | | |
| Interest only (AAA-rated) | 12,029 | | | | | |
| Prepayment penalty (AAA-rated) | 2,117 | | | | | |
| Subordinated securities (non-investment grade) | 2,210 | | | | | |
| | 16,356 | 249,002 | 1.80 | 255,049 | 10.30 | 19 |
| NMFT 2001-2 | | | | | | |
| Interest only (AAA-rated) | 31,101 | | | | | |
| Prepayment penalty (AAA-rated) | 6,062 | | | | | |
| Subordinated securities (non-investment grade) | 3,973 | | | | | |
| | 41,136 | 581,561 | 1.75 | 593,630 | 9.64 | 27 |
| NMFT 2002-1 | | | | | | |
| Interest only (AAA-rated) | 21,231 | | | | | |
| Prepayment penalty (AAA-rated) | 3,544 | | | | | |
| Subordinated securities (non-investment grade) | 4,756 | | | | | |
| | 29,531 | 430,599 | 1.78 | 443,853 | 8.75 | 53 |
| NMFT 2002-2 | | | | | | |
| Interest only (AAA-rated) | 17,591 | | | | | |
| Prepayment penalty (AAA-rated) | 2,226 | | | | | |
| Subordinated securities (non-investment grade) | 3,082 | | | | | |
| | 22,899 | 287,307 | 1.76 | 295,964 | 8.83 | 73 |
| NMFT 2002-3 | | | | | | |
| Interest only (AAA-rated) | 40,676 | | | | | |
| Prepayment penalty (AAA-rated) | 3,919 | | | | | |
| Subordinated securities (non-investment grade) | 3,950 | | | | | |
| | 48,545 | 724,929 | 1.77 | 738,626 | 8.00 | 91 |
| Total | $178,879 | $2,517,650 | | $2,586,493 | | |

## Table 6 — Mortgage Securities

*(dollars in thousands)*

| | Estimated Fair Value of Mortgage Securities | Asset-Backed Bonds: Remaining Principal | Asset-Backed Bonds: Interest Rate | Mortgage Loans: Remaining Principal | Mortgage Loans: Weighted Average Coupon | Mortgage Loans: Weighted Average Estimated Months to Call |
|---|---|---|---|---|---|---|
| **December 31, 2001:** | | | | | | |
| NMFT 1999-1 | | | | | | |
| Subordinated securities (non-investment grade) | $ 3,661 | $ 56,541 | 4.58% | $ 62,665 | 10.23% | 46 |
| NMFT 2000-1 | | | | | | |
| Interest only (AAA-rated) | — (A) | | | | | |
| Prepayment penalty (AAA-rated) | — (A) | | | | | |
| Subordinated securities (non-investment grade) | 560 | | | | | |
| | 560 | 145,538 | 2.18 | 149,400 | 10.16 | 44 |
| NMFT 2000-2 | | | | | | |
| Interest only (AAA-rated) | — (A) | | | | | |
| Prepayment penalty (AAA-rated) | — (A) | | | | | |
| Subordinated securities (non-investment grade) | 997 | | | | | |
| | 997 | 252,995 | 2.18 | 259,037 | 10.59 | 41 |
| NMFT 2001-1 | | | | | | |
| Interest only (AAA-rated) | 14,132 | | | | | |
| Prepayment penalty (AAA-rated) | 3,648 | | | | | |
| Subordinated securities (non-investment grade) | 1,016 | | | | | |
| | 18,796 | 367,468 | 2.28 | 373,949 | 10.35 | 50 |
| NMFT 2001-2 | | | | | | |
| Interest only (AAA-rated) | 31,428 | | | | | |
| Prepayment penalty (AAA-rated) | 6,130 | | | | | |
| Subordinated securities (non-investment grade) | 1,813 | | | | | |
| | 39,371 | 772,296 | 2.09 | 784,617 | 9.70 | 61 |
| CAPS 2001-C1 | | | | | | |
| Subordinated securities (non-investment grade) | 8,199 | 19,241 | 7.25 | (A) | (A) | (A) |
| Total | $71,584 | $1,614,079 | | $1,629,668 | | |

*(A) Collateral for the CAPS 2001-C1 security is the AAA-IO and prepayment penalty mortgage securities of NMFT 2000-1 and 2000-2. The AAA-IO and prepayment penalty mortgage securities were transferred back to us in October 2002 by the trust.*

## Table 7 — Characteristics of Loan Collateral, Valuation of Individual Mortgage Securities and Assumptions

*(dollars in thousands)*

| December 31, 2002: NovaStar Mortgage Funding Trust Series: | 1999-1 | 2000-1 | 2000-2 | 2001-1 | 2001-2 | 2002-1 | 2002-2 | 2002-3 | Total |
|---|---|---|---|---|---|---|---|---|---|
| Discount rate (%) | 25 | 25 | 25 | 25 | 25 | 25 | 25 | 25 | |
| Constant prepayment rate (%) | 38 | 53 | 57 | 59 | 53 | 38 | 29 | 24 | |
| As a percent of mortgage loan principal (%): | | | | | | | | | |
| Delinquent loans (30 days and greater) | 10.2 | 5.3 | 3.5 | 4.4 | 4.2 | 2.0 | 1.0 | 0.2 | |
| Loans in foreclosure | 5.5 | 5.0 | 2.9 | 2.7 | 1.8 | 1.1 | 1.0 | 0.2 | |
| Real estate owned | 5.5 | 4.5 | 2.4 | 2.4 | 1.5 | 0.2 | 0.1 | — | |
| Total losses | 3.3 | 0.4 | 0.3 | 0.1 | 0.1 | — | — | — | |
| Cost basis of individual mortgage securities: | | | | | | | | | |
| Interest only (AAA- rated) | $ — | $ 984 | $ 1,355 | $ 1,766 | $10,295 | $14,925 | $13,941 | $31,729 | $ 74,995 |
| Prepayment penalty (AAA- rated) | — | 273 | 379 | 311 | 2,007 | 2,491 | 1,764 | 3,057 | 10,282 |
| Subordinated securities (non-investment grade) | 5,791 | 299 | 792 | 324 | 1,315 | 3,343 | 2,443 | 3,081 | 17,388 |
| Unrealized gain (loss) | (1,541) | 4,500 | 7,580 | 13,955 | 27,519 | 8,772 | 4,751 | 10,678 | 76,214 |
| Fair value (carrying value) | $4,250 | $6,056 | $10,106 | $16,356 | $41,136 | $29,531 | $22,899 | $48,545 | $178,879 |

| December 31, 2001: NovaStar Mortgage Funding Trust Series: | 1999-1 | 2000-1 | 2000-2 | 2001-1 | 2001-2 | CAPS 2002-C1 | Total |
|---|---|---|---|---|---|---|---|
| Discount rate (%) | 25 | 40 | 40 | 25 | 25 | 40 | |
| Constant prepayment rate (%) | 30 | 41 | 44 | 39 | 31 | 43 | |
| As a percent of mortgage loan principal (%): | | | | | | | |
| Delinquent loans (30 days and greater) | 8.8 | 3.7 | 1.9 | 2.2 | — | (A) | |
| Loans in foreclosure | 6.0 | 2.8 | 2.6 | 1.1 | — | (A) | |
| Real estate owned | 5.5 | 1.7 | 0.8 | 0.1 | — | (A) | |
| Total losses | 1.8 | 0.1 | — | — | — | (A) | |
| Cost basis of individual mortgage securities: | | | | | | | |
| Interest only (AAA- rated) | $ — | $ — | $ — | $ 9,272 | $26,783 | $ — | $36,055 |
| Prepayment penalty (AAA- rated) | — | — | — | 3,325 | 4,640 | — | 7,965 |
| Subordinated securities (non-investment grade) | 5,366 | 413 | 661 | 619 | 421 | 3,094 | 10,574 |
| Unrealized gain (loss) | (1,705) | 147 | 336 | 5,580 | 7,527 | 5,105 | 16,990 |
| Fair value (carrying value) | $3,661 | $560 | $997 | $18,796 | $39,371 | $8,199 | $71,584 |

*(A) Collateral for the CAPS 2001-C1 security is the AAA-IO and prepayment penalty mortgage securities of NMFT 2000-1 and 2000-2. The AAA-IO and prepayment penalty mortgage securities were transferred back to us in October 2002 by the trust.*

The default and prepayment assumptions of the CAPS 2001-C1 bond are consistent with our valuation of the underlying mortgage loan collateral of the securities sold in the CAPS 2001-C1 transaction. The discount rate reflects the uncertain nature of the cash flow on the bond we retained.

## Table 8 — Loans Collateralizing Mortgage Securities by Credit Grade

*(dollars in thousands)*

| Credit Grade | Allowed Mortgage Lates (A) | Maximum Loan-to-value | December 31, 2002 Current Principal | December 31, 2002 Weighted Average Coupon | December 31, 2002 Weighted Average Loan-to-value | December 31, 2001 Current Principal | December 31, 2001 Weighted Average Coupon | December 31, 2001 Weighted Average Loan-to-value |
|---|---|---|---|---|---|---|---|---|
| Alt A | 0 x 30 | 97(B) | $ 246,980 | 7.87% | 83.2% | $— | —% | —% |
| AAA | 0 x 30 | 97(B) | 391,219 | 8.65 | 80.6 | 319,360 | 9.64 | 81.0 |
| AA | 0 x 30 | 95 | 547,795 | 9.34 | 82.4 | 482,718 | 10.17 | 83.9 |
| A+ | 0 x 30 | 95 | 231,568 | 7.69 | 80.8 | — | — | — |
| A | 1 x 30 | 90 | 401,496 | 9.37 | 79.6 | 302,271 | 10.36 | 81.6 |
| A- | 2 x 30 | 90 | 205,000 | 9.45 | 78.6 | 190,054 | 10.52 | 81.0 |
| B | 3 x 30, 1x 60 5 x 30, 2 x 60 | 85 | 163,387 | 9.65 | 75.3 | 124,052 | 10.85 | 78.0 |
| C | 1 x 90 | 75 | 19,388 | 10.72 | 66.0 | 29,549 | 11.43 | 68.4 |
| D | 6 x 30, 3 x 60, 2 x 90 | 65 | 620 | 11.81 | 64.0 | 1,425 | 12.29 | 62.3 |
| Other | Varies | 97 | 379,040 | 9.76 | 89.3 | 180,239 | 11.51 | 93.5 |
| | | | $2,586,493 | 9.05% | 81.8% | $1,629,668 | 10.37% | 82.9% |

*(A) Represents the number of times a prospective borrower is allowed to be late more than 30, 60 or 90 days. For instance, a 3x30, 1x60 category would afford the prospective borrower to be more than 30 days late on three separate occasions and 60 days late no more than one time.*

*(B) 97% on fixed-rate purchases; all other maximum of 95%.*

## Table 9 — Loans Collateralizing Mortgage Securities by Geographic Concentration Percent of Current Principal

| Collateral Location | December 31, 2002 | December 31, 2001 |
|---|---|---|
| California | 19% | 13% |
| Florida | 14 | 14 |
| Michigan | 6 | 9 |
| Ohio | 5 | 6 |
| Nevada | 4 | 5 |
| Arizona | 4 | 5 |
| Tennessee | 3 | 5 |
| All other states | 45 | 43 |
| Total | 100% | 100% |

## Table 10 — Loans Collateralizing Mortgage Securities
## Carrying Value of Loans by Product/Type

*(dollars in thousands)*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| Product/Type: | | |
| Two and three-year fixed | $1,866,435 | $1,236,328 |
| Six-month LIBOR and one-year CMT | 1,167 | 2,607 |
| 30/15-year fixed and balloon | 718,891 | 390,733 |
| Outstanding principal | $2,586,493 | $1,629,668 |
| Fair value of mortgage securities | $ 178,879 | $ 71,584 |

## Table 11 — Loans Collateralizing Mortgage Securities
## Mortgage Loan Coupon and Prepayment Penalties

*(dollars in thousands)*

| NovaStar Mortgage Funding Trust Series | Issue Date | Original Principal | Current Principal | Percent with Prepayment Penalty | Coupon | Remaining Prepayment Penalty Period (in years) for Loans with Penalty | Constant Prepayment Rate (Annual Percent) Three-Month | Twelve-Month | Life |
|---|---|---|---|---|---|---|---|---|---|
| December 31, 2002: | | | | | | | | | |
| 1999-1 | January 29, 1999 | $ 164,995 | $ 42,724 | 39 | 9.85% | 0.30 | 24 | 31 | 28 |
| 2000-1 (A) | March 31, 2000 | 230,138 | 81,474 | 65 | 10.15 | 0.98 | 40 | 45 | 30 |
| 2000-2 (A) | September 28, 2000 | 339,688 | 135,173 | 55 | 10.50 | 0.95 | 58 | 48 | 32 |
| 2001-1 | March 31, 2001 | 415,067 | 255,049 | 75 | 10.30 | 1.02 | 36 | 31 | 23 |
| 2001-2 | September 25, 2001 | 800,033 | 593,630 | 90 | 9.64 | 1.39 | 36 | 24 | 20 |
| 2002-1 | March 28, 2002 | 499,998 | 443,853 | 88 | 8.75 | 1.88 | 19 | — | 13 |
| 2002-2 | June 28, 2002 | 310,000 | 295,964 | 87 | 8.83 | 1.97 | 11 | — | 7 |
| 2002-3 | September 27, 2002 | 750,003 | 738,626 | 82 | 8.00 | 2.05 | — | — | — |
| Total | | $3,509,922 | $2,586,493 | 82% | 9.05% | 1.64 | | | |
| December 31, 2001: | | | | | | | | | |
| 1999-1 | January 29, 1999 | $ 164,995 | $ 62,665 | 42 | 10.23% | 0.76 | 37 | 37 | 27 |
| 2000-1 (A) | March 31, 2000 | 230,138 | 149,400 | 88 | 10.16 | 1.65 | 35 | 30 | 21 |
| 2000-2 (A) | September 28, 2000 | 339,688 | 259,037 | 93 | 10.59 | 1.71 | 31 | 22 | 18 |
| 2001-1 | March 31, 2001 | 415,067 | 373,949 | 89 | 10.35 | 2.02 | 18 | — | 11 |
| 2001-2 | September 25, 2001 | 800,033 | 784,617 | 86 | 9.70 | 2.25 | 7 | — | 6 |
| Total | | $1,949,921 | $1,629,668 | 87% | 10.37% | 2.00 | | | |

*(A) Collateral for the CAPS 2001-C1 security is the AAA-IO and prepayment penalty mortgage securities of NMFT 2000-1 and 2000-2. The AAA-IO and prepayment penalty mortgage securities were transferred back to us in October 2002 by the trust.*

## Table 12 — Loans Collateralizing Mortgage Securities
## Mortgage Credit Analysis

*(dollars in thousands)*

| | Original Balance | Current Principal | Weighted Average Loan-to-value Ratio | Defaults as Percent of Current Principal | | | |
|---|---|---|---|---|---|---|---|
| | | | | 60-89 days | 90 days and greater | Foreclosure and REO | Total |
| **December 31, 2002:** | | | | | | | |
| NMFT 1999-1 | $ 164,995 | $ 42,724 | 81.4% | 2.0 | 1.6 | 10.8 | 14.4 |
| NMFT 2000-1 (A) | 230,138 | 81,474 | 81.3 | 1.9 | 0.7 | 8.8 | 11.4 |
| NMFT 2000-2 (A) | 339,688 | 135,173 | 83.7 | 1.5 | 1.0 | 8.7 | 11.2 |
| NMFT 2001-1 | 415,067 | 255,049 | 83.8 | 1.4 | 1.1 | 6.9 | 9.4 |
| NMFT 2001-2 | 800,033 | 593,630 | 82.8 | 1.0 | 0.5 | 3.6 | 5.1 |
| NMFT 2002-1 | 499,998 | 443,853 | 81.3 | 0.5 | 0.2 | 1.5 | 2.2 |
| NMFT 2002-2 | 310,000 | 295,964 | 81.0 | 0.5 | 0.1 | 1.0 | 1.6 |
| NMFT 2002-3 | 750,003 | 738,626 | 80.6 | 0.1 | 0.1 | 0.1 | 0.3 |
| Total | $3,509,922 | $2,586,493 | 81.8% | | | | |
| **December 31, 2001:** | | | | | | | |
| NMFT 1999-1 | $ 164,995 | $ 62,665 | 81.8% | 2.2 | 2.7 | 4.1 | 9.0 |
| NMFT 2000-1 (A) | 230,138 | 149,400 | 81.5 | 1.5 | 0.9 | 2.9 | 5.3 |
| NMFT 2000-2 (A) | 339,688 | 259,037 | 83.5 | 1.1 | 0.6 | 3.1 | 4.8 |
| NMFT 2001-1 | 415,067 | 373,949 | 83.4 | 1.1 | 0.1 | 1.8 | 3.0 |
| NMFT 2001-2 | 800,033 | 784,617 | 82.5 | 0.4 | — | 0.5 | 0.9 |
| Total | $1,949,921 | $1,629,668 | 82.9% | | | | |

*(A) Collateral for the CAPS 2001-C1 security is the AAA-IO and prepayment penalty mortgage securities of NMFT 2000-1 and 2000-2. The AAA-IO and prepayment penalty mortgage securities were transferred back to us in October 2002 by the trust.*

**Corporate Advances to Borrowers** Advances on behalf of borrowers for taxes, insurance and other customer service functions are made by NovaStar Mortgage, Inc. and aggregated $11.9 million as of December 31, 2002 compared with $6.9 million as of December 31, 2001. These balances will generally increase as our assets and loan servicing balances increase.

**Mortgage Servicing Rights** As discussed under Mortgage Securities – Available for Sale, we retain the right to service mortgage loans we originate and have securitized. Servicing rights for loans we sell to third parties are not retained and we have not purchased the right to service loans. As of December 31, 2002, we have $7.9 million in capitalized mortgage servicing rights compared with $6.4 million as of December 31, 2001. The value of the mortgage servicing rights we retained in our securitizations during 2002 and 2001 was $6.1 million and $5.7 million, respectively. Amortization of mortgage servicing rights was $4.6 million and $2.1 million for the years ended December 31, 2002 and 2001, respectively.

**Assets Acquired through Foreclosure** As of December 31, 2002, we had 69 properties in real estate owned with a carrying value of $5.9 million compared to 181 properties with a carrying value of $13.2 million as of December 31, 2001. The primary reason for the decline in real estate owned between December 31, 2002 and 2001 are due to liquidations of properties during 2002. As the loans in our portfolio mature and pay down, the total volume of loans decreases and the percentage of non-performing loans decreases as the probability of default is higher in the early years of a loan's life. Additionally, our mortgage insurance serves to mitigate our exposure to loan losses (see Premiums for Mortgage Loan Insurance). Losses or gains from the ultimate disposition of real estate owned are charged or credited to operating income and are detailed under the heading "Gains (Losses) on Sales of Mortgage Assets and Derivative Losses".

**Other Assets** Included in other assets as of December 31, 2002 is collateral required under the terms of our derivative instrument contracts and other miscellaneous assets. Deposits with our derivative counterparties were $30.3 million as of December 31, 2002 compared with $18.0 million as of December 31, 2001. The value of the interest rate swaps offset the deposits by $18.2 million and $9.8 million as of December 31, 2002 and 2001, respectively. These balances will generally decrease as interest rates rise and increase when interest rates fall. Also included in other assets at December 31, 2002 and 2001 are fixed assets, net of accumulated depreciation of $5.4 million and $1.3 million, respectively.

**Asset-backed Bonds** During 1997 and 1998, we completed the securitization of loans in transactions that were structured as financing arrangements for accounting purposes. These non-recourse financing arrangements match the loans with the financing arrangement for long periods of time, as compared to lines of credit and repurchase agreements that mature frequently with interest rates that reset frequently and have liquidity risk in the form of margin calls. Under the terms of our asset-backed bonds we are entitled to repurchase the mortgage loan collateral and repay the remaining bond obligations when the aggregate collateral principal balance falls below 35% of their original balance for the loans in NHES 97-01 and 25% for the loans in NHES 97-02, 98-01 and 98-02. We have not exercised our right to repurchase any loans and repay bond obligations.

On November 5, 2002, we resecuritized AAA-rated interest-only and prepayment penalty securities and issued NovaStar CAPS Certificate Series 2002-C1 in the amount of $68 million. The resecuritization was structured as a secured borrowing for financial reporting and income tax purposes. In accordance with SFAS No. 140, control over the transferred assets was not surrendered and thus the transaction was considered financing for the mortgage securities.

Details for all asset-backed bonds, and the related collateral that we have issued are in Note 5 to the consolidated financial statements.

**Short-term Financing Arrangements** Mortgage loan originations are funded with various financing facilities prior to securitization. Loans originated are funded initially through one of three committed warehouse lines of credit. Repurchase agreements are used as interim, short-term financing before loans are transferred in our securitization transactions. The balances outstanding under our short-term arrangements fluctuate based on lending volume, cash flow from operating, investing and other financing activities and equity transactions. Amounts outstanding and available for borrowing as of December 31, 2002 are listed in Table 13.

## Table 13 — Short-term Financing Resources

*(in thousands)*

| | Credit Limit | Lending Value of Collateral | Borrowings | Availability |
|---|---|---|---|---|
| Unrestricted cash | | | | $79,742 |
| Lines of credit, mortgage and securities repurchase facilities | $1,375,000 | $1,025,899 | $1,025,536 | 363 |
| Total | $1,375,000 | $1,025,899 | $1,025,536 | $80,105 |

Other details regarding NovaStar Financial's short-term borrowings are located in Note 5 to the consolidated financial statements.

**Stockholders' Equity** The increase in our stockholders' equity as of December 31, 2002 compared to December 31, 2001 is primarily a result of the following:

- $48.8 million increase due to net income recognized for the year ended December 31, 2002.
- $55.6 million increase due to increase in unrealized gains on mortgage securities classified as available-for-sale.
- $12.2 million decrease due to increase in unrealized losses on derivative instruments used in cash flow hedges.
- $10.4 million increase due to net settlements on cash flow hedges reclassified to earnings.
- $9.5 million decrease due to acquisition of warrants.
- $1.8 million increase due to exercise of stock options.
- $44.9 million decrease due to dividends on common stock.
- $3.2 million increase due to compensation recognized under stock option plan.

## Mortgage Loan Production

The volume and cost of our loan production is critical to our financial results. The loans we produce serve as collateral for our mortgage securities and have generated gains as they are sold or securitized. The cost of our production is also critical to our financial results as it is a significant factor in the gains we recognize.

Our non-conforming loans are originated through a network of mortgage brokers throughout the United States. Approximately 3,500 brokers are active customers and approximately 10,800 are approved. Loans are underwritten and funded in a centralized facility. We increased our sales force from 112 on January 1, 2002 to 249 on December 31, 2002. Our sales force operates in 47 states, which allows us to mitigate the risk of geographical concentrations of credit risk.

The following tables summarize our loan production. The gains we have recognized are discussed under "Results of Operations". Additionally, we discuss our cost of production under "General and Administrative Expenses" under "Results of Operations".

### Table 14 — Non-conforming Loan Originations

*(dollars in thousands, except for average loan balance)*

| | | | | | Weighted Average | | | |
|---|---|---|---|---|---|---|---|---|
| | Number | Principal | Average Loan Balance | Price Paid to Broker | Loan to Value | Credit Rating (A) | Coupon | Percent with Prepayment Penalty |
| **2002:** | | | | | | | | |
| Fourth quarter | 6,597 | $ 950,018 | $144,008 | 101.3% | 78% | 5.68 | 7.6% | 78% |
| Third quarter | 4,271 | 570,138 | 133,490 | 101.2 | 80 | 5,50 | 8.4 | 81 |
| Second quarter | 3,983 | 500,617 | 125,688 | 101.0 | 80 | 5.56 | 9.1 | 81 |
| First quarter | 3,602 | 471,994 | 131,037 | 101.0 | 80 | 5.45 | 9.0 | 84 |
| Total | 18,453 | $2,492,767 | $135,087 | 101.1% | 79% | 5.57 | 8.3% | 80% |
| **2001:** | | | | | | | | |
| Fourth quarter | 2,944 | $ 374,261 | $127,127 | 101.0% | 80% | 5.45 | 9.3% | 82% |
| Third quarter | 3,179 | 370,349 | 116,499 | 101.0 | 81 | 5.43 | 10.0 | 81 |
| Second quarter | 2,930 | 344,892 | 117,710 | 101.0 | 81 | 5.38 | 10.0 | 82 |
| First quarter | 2,078 | 243,864 | 117,355 | 101.1 | 82 | 5.41 | 10.4 | 82 |
| Total | 11,131 | $1,333,366 | $119,788 | 101.0% | 81% | 5.42 | 9.9% | 82% |

*(A) AAA=7, AA=6, A=5, A-=4, B=3, C=2, D=1*

## Table 15 — Quarterly Mortgage Loan Originations by State

*(based on original principal)*

| Collateral Location | 2002 Fourth | 2002 Third | 2002 Second | 2002 First | 2001 Fourth | 2001 Third | 2001 Second | 2001 First |
|---|---|---|---|---|---|---|---|---|
| California | 29% | 22% | 22% | 22% | 22% | 20% | 18% | 16% |
| Florida | 14 | 14 | 12 | 12 | 12 | 12 | 16 | 13 |
| Michigan | 4 | 4 | 5 | 5 | 6 | 7 | 8 | 9 |
| Ohio | 4 | 4 | 5 | 4 | 5 | 4 | 5 | 6 |
| Colorado | 4 | 4 | 4 | 5 | 4 | 3 | 4 | 3 |
| All other states | 45 | 52 | 52 | 52 | 51 | 54 | 49 | 53 |

## Results of Operations

During the year ended December 31, 2002, we earned net income of $48.8 million, $4.50 per diluted share, compared with net income of $32.3 million, $3.02 per diluted share and of $5.6 million, $0.50 per diluted share, for the same periods of 2001 and 2000, respectively.

Our primary sources of revenue are interest earned on our mortgage loan and securities portfolios, fees from borrowers and gains on the sales and securitizations of mortgage loans. Earnings increased during 2002 as compared to 2001 and 2000 due primarily to higher volume of average mortgage securities held and increased accrual rates on our mortgage securities portfolio due to better cash flow performance as a result of the widening spread between the coupon rates on the mortgage loan collateral and the floating rate bond liability rates. The effect of the higher volume and increasing yield on our mortgage securities is displayed in Table 16.

## Net Interest Income

The mortgage loans we originate and own have relatively high coupons and generally, in the aggregate, the coupon is not volatile. As a result, the average yield on our loans has been fairly consistent. Rates on our financing arrangements adjust monthly, primarily indexed to one-month LIBOR. As a result, the cost of financing increases and decreases with short-term market conditions. Short-term market rates declined dramatically in 2001 and 2002 and, therefore, our net interest margin on loans increased dramatically. Interest income on mortgage loans in the future will depend on the volume of loans we own. The net margin on our loans will depend on the coupons on the loans and short-term borrowing rates, which are a function of market demand and economic conditions.

Our securities primarily represent our ownership in the net cash flows of underlying mortgage loan collateral in excess of bond expenses and cost of funding. The cost of funding is indexed to one-month LIBOR. As one-month LIBOR decreased dramatically over the past two years, the net cash flows we have received has increased correspondingly. Therefore, our yield (rate of accrual) on these securities has increased. We experienced average income on our securities of 12.0% in 2000. The income increased to 17.3% and 42.7% in 2001 and 2002, respectively, to reflect the increase in cash flow. If rates continue to remain low, we anticipate the cash flow to continue to be high on our securities and further increases in income may be generated. However, future interest income will be largely dependent on economic conditions.

Additionally, as discussed under Financial Condition – Mortgage Securities –Available-for-Sale, the trust that issues our interest-only securities owns interest rate agreements. These agreements reduce interest rate risk within the trust and, as a result, the cash flows we receive on our interest-only securities are less volatile as interest rates change. We also expect to increase the amount of mortgage securities we own as we securitize the mortgage loans we originate.

Table 16 is a summary of the interest income and expense related to our mortgage securities and the related yields as a percentage of the fair market value of these securities for the three years ended December 31, 2002. In Table 17, a summary of the net interest income on our loans under management and the related yields for the three years ended December 31, 2002 is presented.

## Table 16 — Mortgage Securities Interest Analysis

*(dollars in thousands)*

| | December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Average fair market value on mortgage securities | $132,250 | $67,588 | $24,597 |
| Average borrowings | 89,612 | 37,004 | 8,993 |
| Interest income | 56,481 | 11,706 | 2,951 |
| Interest expense | 2,834 | 1,911 | 732 |
| Net interest income | $ 53,647 | $ 9,795 | $ 2,219 |
| Yields: | | | |
| Interest income | 42.7% | 17.3% | 12.0% |
| Interest expense | 3.2 | 5.2 | 8.1 |
| Net interest spread | 39.5% | 12.1% | 3.9% |
| Net Yield | 40.6% | 14.5% | 9.0% |

*All of NovaStar's portfolio income comes from mortgage loans either directly (mortgage loans held-in-portfolio) or indirectly (mortgage securities).* Table 17 attempts to look through the balance sheet presentation of the Company's portfolio income and present income as a percentage of average assets under management. This metric allows the Company to be more easily compared to other finance companies or financial institutions that use on balance sheet portfolio accounting, where return on assets is a common performance calculation.

The net income for mortgage loans held-in-portfolio and mortgage securities reflect the income after interest expense, hedging, servicing and credit expense (mortgage insurance and provision to loss reserve).

An increase in mortgage loan originations has lead to an increase in assets under management during the past two years. In addition, during the past two years the interest rate environment has been very favorable for owning nonconforming mortgage loans and mortgage securities. Table 17 shows the increase in both assets under management and the increase in the return on assets during the three years ended December 31, 2002.

## Table 17 — Loans Under Management Net Interest Income Analysis

*(dollars in thousands)*

| | Mortgage Loans Held-in-Portfolio | Mortgage Securities | Total |
|---|---|---|---|
| **2002** | | | |
| Net interest income | $ 3,516 | $ 53,647 | $ 57,163 |
| Average balance of the underlying loans | $172,954 | $2,080,955 | $2,253,909 |
| Net interest yield on assets | 2.03% | 2.58% | 2.54% |
| **2001** | | | |
| Net interest income | $ 3,446 | $ 9,795 | $ 13,241 |
| Average balance of the underlying loans | $266,287 | $1,037,352 | $1,303,639 |
| Net interest yield on assets | 1.29% | 0.94% | 1.02% |
| **2000** | | | |
| Net interest income | $ 3,265 | $ 2,219 | $ 5,484 |
| Average balance of the underlying loans | $446,874 | $ 409,015 | $ 855,889 |
| Net interest yield on assets | 0.73% | 0.54% | 0.64% |

**Impact of Interest Rate Agreements** We have executed interest rate agreements designed to mitigate exposure to interest rate risk on short-term borrowings. Interest rate cap agreements require us to pay either a one-time "up front" premium or a quarterly premium, while allowing us to receive a rate that adjusts with LIBOR when rates rise above a certain agreed-upon rate. Interest rate swap agreements allow us to pay a fixed rate of interest while receiving a rate that adjusts with one-month LIBOR. These agreements are used to alter, in effect, the interest rates on funding costs to more closely match the yield on interest-earning assets. Due to the steady decline in short-term interest rates in 2001 and 2002 and the increase in the average notional amount of interest rate swaps outstanding, our expense related to interest rate agreements increased in these periods compared to 2000.

## Provisions for Credit Losses

We originate and own loans in which the borrower possesses credit risk higher than that of conforming borrowers. Delinquent loans and losses are expected to occur. Provisions for credit losses are made in amounts considered necessary to maintain an allowance at a level sufficient to cover probable losses inherent in the loan portfolio. Charge-offs are recognized at the time of foreclosure by recording the value of real estate owned property at its estimated realizable value. One of the principal methods used to estimate expected losses is a delinquency migration analysis. This analysis takes into consideration historical information regarding foreclosure and loss severity experience and applies that information to the portfolio at the reporting date.

We use several techniques to mitigate credit losses including pre-funding audits by quality control personnel and in-depth appraisal reviews. Another loss mitigation technique allows a borrower to sell their property for less than the outstanding loan balance prior to foreclosure in transactions known as short sales, when it is believed that the resulting loss is less than what would be realized through foreclosure. Loans are charged off in full when the cost of pursuing foreclosure and liquidation exceed recorded balances. While short sales have served to reduce the overall severity of losses incurred, they also accelerate the timing of losses. As discussed further under the caption "Premiums for Mortgage Loan Insurance", lender paid mortgage insurance is also used as a means of managing credit risk exposure. Generally, the exposure to credit loss on insured loans is considered minimal. Management also believes aggressive servicing is an important element to managing credit risk.

During the years ended December 31, 2002, 2001 and 2000 we made provisions for losses of ($0.4 million), $3.6 million and $5.4 million, respectively and incurred net charge-offs of $2.1 million, $5.7 million and $8.9 million, respectively. A rollforward of the allowance for credit losses for the three years ended December 31, 2002 is presented in Note 2 to the consolidated financial statements.

## Fee Income

Fee income primarily consists of fees from four sources: broker fees, loan origination fees, service fee income and branch management fees.

Broker fees are paid by borrowers and other lenders for placing loans with third party investors (lenders) and are based on negotiated rates with each lender to whom we broker loans. Revenue is recognized upon loan origination.

Loan origination fees represent fees paid to us by borrowers and are associated with the origination of mortgage loans. Loan origination fees are determined based on the type and amount of loans originated. Loan origination fees and direct origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan using the level yield method. Loan origination fees and direct origination costs on mortgage loans held-for-sale are deferred and considered as part of the carrying value of the loan when sold.

Service fees are paid to us by either the investor on mortgage loans serviced or the borrower. Fees paid by investors on loans serviced are determined as a percentage of the principal collected for the loans serviced and are recognized in the period in which payments on the loans are received. Fees paid by borrowers on loans serviced are considered ancillary fees related to loan servicing and include late fees, processing fees and, for loans held in portfolio, prepayment penalties. Revenue is recognized on fees received from borrowers when an event occurs that generates the fee and they are considered to be collectible.

Affiliated branch management fees are charged to affiliated mortgage brokers to manage their administrative operations, which include providing accounting, payroll, human resources, loan investor management and license management. The amount of the fees is agreed upon when entering a contractual agreement with affiliated mortgage brokers and are recognized as services are rendered.

Fee income increased from $20.2 million in 2001 to $33.8 million in 2002 due to the following reasons:

- Loans originated increased from $1.3 billion in 2001 to $2.8 billion in 2002.
- Our servicing portfolio increased from $2.0 billion in 2001 to $3.7 billion in 2002.
- The number of branches managed by us increased from 123 in 2001 to 216 in 2002.

We reported no fee income for 2000 due to the fact that all fee income is generated at NFI Holding Corporation and as discussed previously, NFI Holding Corporation was not consolidated prior to 2001. As shown in Note 9 to the consolidated financial statements, fee income would have been $9.9 million had NFI Holding been consolidated compared to $20.2 million in 2001. The increase is due to the increase in our loan originations, servicing portfolio and the number of branches managed by us.

## Gains (Losses) on Sales of Mortgage Assets and Losses on Derivative Instruments

We executed securitization transactions in which we transferred mortgage loan collateral to an independent trust. In those transactions, we retained the AAA-rated interest-only and non-investment grade subordinated securities. In addition, we continue to service the loan collateral. These transactions are structured as sales for accounting and income tax reporting. Whole loan sales have also been executed whereby we sell loans to third parties. In the outright sales of mortgage loans, we retain no assets or servicing rights. Table 19 provides a summary of mortgage loans sold outright and transferred in securitizations.

For mortgage loans transferred in securitizations, we allocate our basis in the mortgage loans between the portion of the mortgage loans sold and the retained assets, securities and servicing rights, based on the relative fair values of those portions at the time of sale. The values of these servicing assets are determined by discounting estimated future cash flows using the cash flow method. The weighted average assumptions used for the valuation of our retained assets at the time of securitization were a constant prepayment rate of 27, projected losses of 1.3% and a discount rate of 24.7%.

During the third quarter of 2001, we resecuritized AAA-rated interest-only and prepayment penalty securities issued in 2000. This transaction, CAPS 2001-1, was structured as a sale for financial reporting and income tax purposes. Senior bonds in the amount of $29.3 million were sold to the public. We retained a subordinated interest, the CAPS 2001-1 C1 bond, and recognized a gain of $14.9 million. For tax purposes, this gain was capital in nature and offsets existing capital losses we incurred in 1998. This transaction, CAPS 2001-1, was structured as a sale for financial reporting and income tax purposes. In October 2002, the senior bond was fully repaid and the AAA-rated interest-only and prepayment penalty securities were transferred back to us by the trust.

In 2000, we reported a loss of $0.8 million compared to gains of $37.3 million and $53.3 million on sales of mortgage assets in 2001 and 2002, respectively. Gains on securitizations and sales to third parties were recorded on NFI Holding Corporation's financial statements in 2000. As discussed previously, NFI Holding Corporation was not consolidated prior to 2001, but was accounted for using the equity method. If NFI Holding had been consolidated in 2000, the gain on sales of mortgage assets would have been $14 million. Much of the increase from 2000 to 2001 is related to the resecuritization (discussed previously) in which we recorded a $14.9 million gain in 2001.

We have entered into derivative instrument contracts that do not meet the requirements for hedge accounting treatment, but contribute to our overall risk management strategy by serving to reduce interest rate risk related to short-term borrowing rates. Changes in the fair value of these derivative instruments are credited or charged to current earnings. As interest rates decreased from December 31, 2001 to December 31, 2002, we recognized a loss of $26.0 million, reflective of the corresponding decrease in fair value of these non-hedge derivative instruments during 2002. Our loss on derivative instruments during 2001 was $2.7 million. As settlement accounting was applied prior to the adoption of SFAS No. 133 and since our interest rate agreements qualified for such, there were no gains or losses on derivative instruments recorded in 2000.

Table 18 provides the components of our gains (losses) on sales of mortgage assets and losses on derivative instruments. Table 19 is a presentation of our quarterly mortgage loan sales to third parties and the gain on sales of mortgage loans transferred in securitizations.

## Table 18 — Gains (Losses) on Sales of Mortgage Assets and Losses on Derivative Instruments

*(dollars in thousands)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Gains on sales of mortgage loans transferred in securitizations | $47,894 | $21,730 | $ — |
| Gains on sales of mortgage loans to third parties – nonconforming | 2,299 | 954 | — |
| Gains on sales of mortgage loans to third parties – conforming | 3,903 | 171 | — |
| Gain on sale of mortgage securities | — | 14,946 | — |
| Losses on sales of real estate owned | (791) | (454) | (826) |
| Gains (losses) on sales of mortgage assets | 53,305 | 37,347 | (826) |
| Losses on derivatives | (25,973) | (2,731) | — |
| Total gains (losses) on sales of mortgage assets and losses on derivative instruments | $27,332 | $34,616 | $(826) |

## Table 19 — Quarterly Mortgage Loan Sales (A)

*(dollars in thousands)*

Outright Mortgage Loan Sales

| | Principal Amount | Percent of Total Sales | Net Gain (Loss) Recognized | Weighted Average Price To Par |
|---|---|---|---|---|
| 2002: | | | | |
| Fourth quarter | $ 986 | 0.3% | $ 64 | 102.5 |
| Third quarter | 13,727 | 3.3 | (151) | 100.2 |
| Second quarter | 80,421 | 16.2 | 1,332 | 103.0 |
| First quarter | 47,025 | 10.6 | 1,054 | 103.5 |
| Total | $142,159 | 8.4% | $2,299 | 102.9 |
| 2001: | | | | |
| Fourth quarter | $ 25,524 | 7.1% | $ 235 | 101.7 |
| Third quarter | 19,511 | 4.0 | 84 | 102.0 |
| Second quarter | 17,516 | 7.9 | 373 | 102.3 |
| First quarter | 10,773 | 4.8 | 262 | 102.9 |
| Total | $ 73,324 | 5.7% | $ 954 | 102.1 |

Mortgage Loans Transferred in Securitizations

| | | | | | Assumptions Underlying Initial Value of Mortgage Securities | | |
|---|---|---|---|---|---|---|---|
| | Principal Amount | Percent of Total Sales | Net Gain Recognized | Initial Value of Mortgage Securities | Constant Prepayment Rate | Discount Rate | Expected Total Credit Losses, Net of Mortgage Insurance |
| 2002: | | | | | | | |
| Fourth quarter | $ 346,043 | 99.7% | $12,461 | $18,415 | 22 | 30% | 1.00% |
| Third quarter | 403,960 | 96.7 | 16,893 | 21,498 | 22 | 30 | 1.00 |
| Second quarter | 414,874 | 83.8 | 14,959 | 29,048 | 25 | 30 | 1.61 |
| First quarter | 395,124 | 89.4 | 3,581 | 23,942 | 28 | 30 | 1.65 |
| Total | $1,560,001 | 91.6% | $47,894 | $92,903 | 24 | 30% | 1.33% |
| 2001: | | | | | | | |
| Fourth quarter | $ 334,501 | 92.9% | $ 5,497 | $15,784 | 28 | 25% | 1.20% |
| Third quarter | 465,532 | 96.0 | 7,330 | 21,966 | 28 | 25 | 1.20 |
| Second quarter | 203,647 | 92.1 | 3,959 | 12,321 | 28 | 20 | 1.20 |
| First quarter | 211,420 | 95.2 | 4,944 | 12,791 | 28 | 20 | 1.20 |
| Total | $1,215,100 | 94.3% | $21,730 | $62,862 | 28 | 23% | 1.20% |

*(A) Does not include conforming loan sales.*

## Prepayment Penalty Income

A large percentage of the loans we originate require the borrower to pay a cash penalty if they pay off their loan early in the loan's life, generally within two years of origination. This income serves to mitigate and offset prepayment risk and the amortization expense of premiums we paid to loan brokers. The penalty is generally six months of interest on 80% of the unpaid principal at prepayment. Prepayment penalty income was $432,000, $790,000 and $1.8 million during the years ended December 31, 2002, 2001 and 2000. The decrease is due to the decline in the outstanding balance of loans held-in-portfolio and the expiration of prepayment penalties.

## Premiums for Mortgage Loan Insurance

The use of mortgage insurance is one method of managing the credit risk in the mortgage asset portfolio. Premiums for mortgage insurance on loans maintained on our balance sheet are paid by us and are recorded as a portfolio cost and included in the income statement under the caption "Premiums for Mortgage Loan Insurance" and totaled $2.3 million, $2.7 million and $1.3 million in 2002, 2001 and 2000, respectively. We received mortgage insurance proceeds of $2.1 million, $3.7 million and $3.0 million in 2002, 2001 and 2000, respectively.

It is important to note that substantially all of the mortgage loans that serve as collateral for our mortgage securities carry mortgage insurance. This serves to reduce credit loss exposure in those mortgage pools. When loans are securitized in transactions treated as sales, the obligation to pay mortgage insurance premiums is legally assumed by the trust. Therefore, we have no obligation to pay for mortgage insurance premiums. Insurance premiums on these loans are paid from the collateral proceeds and, therefore, are not included in the amount of total premiums for mortgage loan insurance expense in our statement of operations.

We intend to continue to purchase mortgage insurance coverage on the majority of newly originated loans as they are securitized. However, we have the risk that mortgage insurance providers will revise their guidelines to an extent where we will no longer be able to acquire coverage on all of our new production. Similarly, the providers may also increase insurance premiums to a point where the cost of coverage outweighs its benefit. We monitor the mortgage insurance market and currently anticipate being able to obtain affordable coverage on a substantial portion of our future production.

## General and Administrative Expenses

Compensation and benefits includes employee base salaries, benefit costs and incentive compensation awards. Professional and outside services include fees for legal and accounting services. In the normal course of business, fees are incurred for professional services related to general corporate matters and specific transactions. Office administration includes items such as rent, depreciation, telephone, office supplies, postage, delivery, maintenance and repairs.

The increase in general and administrative expenses from $46.5 million in 2001 to $84.6 million in 2002 is attributable to our new conforming and retail lines of businesses, growth in our wholesale business including the opening of an office in Cleveland and our expanding servicing operations. As a result of this growth, we employed 944 people as of December 31, 2002, compared with 379 and 284 as of December 31, 2001 and 2000, respectively. Total general and administrative expenses for 2000 were $3.0 million compared to $46.5 million for 2001. This large increase is due to the fact that we did not consolidate NFI Holding prior to 2001. If we had consolidated NFI Holding in 2000, total general and administrative expenses would have been $32.7 million. The increase from 2000 to 2001 is due to an increase in compensation expense resulting primarily from the growth in our NovaStar Home Mortgage branch operations. Note 12 to the consolidated financial statements presents a condensed income statement for our three segments, detailing our expenses by segment.

The loan costs of production table below includes all costs paid and fees collected during the loan origination cycle, including loans that do not fund. This distinction is important as we can only capitalize as deferred broker premium and costs, those costs (net of fees) directly associated with a "funded" loan. Costs associated with loans that do not fund are recognized immediately as a component of general and administrative expenses. For loans held-for-sale, deferred net costs are recognized when the related loans are sold outright or transferred in securitizations. For loans held-in-portfolio, deferred net costs are recognized over the life of the loan as a reduction to interest income. Increased efficiencies in the non-conforming lending operation correlate to lower general and administrative costs and higher interest income and gain on sales of mortgage assets.

## Table 20 — Loan Costs of Production, as a Percent of Principal

| | Gross Loan Production | Premium Paid to Broker, Net of Fees Collected | Total Acquisition Cost |
|---|---|---|---|
| 2002: | | | |
| Fourth quarter | 1.74 | 0.92 | 2.66 |
| Third quarter | 2.03 | 0.86 | 2.89 |
| Second quarter | 2.13 | 0.58 | 2.71 |
| First quarter | 2.01 | 0.61 | 2.62 |
| 2001: | | | |
| Fourth quarter | 1.91 | 0.65 | 2.56 |
| Third quarter | 1.92 | 0.56 | 2.48 |
| Second quarter | 1.86 | 0.61 | 2.47 |
| First quarter | 2.37 | 0.74 | 3.11 |

## Mortgage Loan Servicing

Loan servicing is a critical part of our business. In the opinion of management, maintaining contact with borrowers is vital in managing credit risk and in borrower retention. Non-conforming borrowers are prone to late payments and are more likely to default on their obligations than conventional borrowers. We strive to identify issues and trends with borrowers early and take quick action to address such matters.

## Table 21 — Summary of Servicing Operations

*(dollars in thousands except per loan cost)*

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Amount | % | Amount | % | Amount | % |
| Unpaid principal | $3,657,640 | | $1,994,448 | | $1,112,615 | |
| Number of loans | 28,849 | | 17,425 | | 10,774 | |
| Servicing income, net of amortization of mortgage servicing rights | $ 2,478 | 0.27 | $ 1,560 | 0.31 | $ 1,473 | 0.53 |
| Costs of servicing | 2,181 | 0.24 | 1,303 | 0.26 | 1,185 | 0.43 |
| Net servicing income | $297 | 0.03 | $257 | 0.05 | $288 | 0.10 |
| Annualized costs of servicing per unit | $ 302.40 | | $ 299.11 | | $ 439.95 | |

## Branches

We operate our mortgage brokerage unit under the name NovaStar Home Mortgage, Inc. (NHMI). Branch operations (offices) are divided into two groups: 1) branches operating under NHMI, and 2) branches operating as separate companies with an administrative relationship with NHMI, identified as NHMI LLC (Limited Liability Company) branches.

The NHMI branches are considered departmental functions of NHMI under which the branch manager (department head) is an employee of NHMI and receives compensation based on the profitability of the branch (department) as bonus compensation. NHMI branches are included in the NovaStar Financial consolidated financial statements.

LLC branches are established through LLC agreements entered into between solicited brokers and NHMI. The LLC agreements provide for initial capitalization and membership interests of 99.9% to the broker (branch manager) and 0.1% to NHMI. NHMI provides accounting, payroll, human resources, loan investor management and license management in conjunction with separate contractual agreements. We account for our minority interest in the LLC agreements using the equity method of accounting.

As of December 31, 2002 there were a total of 216 active branches, 9 of these were NHMI branches and 207 were NHMI LLC branches. As of December 31, 2001 there were a total of 123 active branches, 15 of these were NHMI branches and 108 were NHMI LLC branches.

The NHMI and LLC branch offices offer conforming and non-conforming loans to potential borrowers. Loans are brokered for approved investors, including NovaStar Mortgage, Inc. (NMI). Of the $2.8 billion and $1.3 billion loans we originated, 20% and 12% were brokered to NMI from the branches in 2002 and 2001, respectively

### Table 22 — Loan Originations - Branches

*(dollars in thousands)*

| | For the Year Ended December 31, 2002 | | 2001 | |
|---|---|---|---|---|
| | Amount | % | Amount | % |
| Loans brokered to NMI - non-conforming | $ 375,645 | 14% | $ 119,573 | 11% |
| Loans brokered to NMI - conforming | 180,355 | 7 | 38,045 | 3 |
| Loans brokered to non-affiliates | 2,066,950 | 79 | 930,353 | 86 |
| Branch loan originations | $2,622,950 | 100% | $1,087,971 | 100% |

## Income Taxes

NovaStar Financial, Inc. intends to operate and qualify as a Real Estate Investment Trust (REIT) under the requirements of the Internal Revenue Code. Therefore, it will generally not be subject to federal income taxes at the corporate level on taxable income distributed to stockholders. Requirements for qualification as a REIT include various restrictions on common stock ownership and the nature of the assets and sources of income.

Following is a summary of the taxable net income available to common shareholders for the years ended December 31, 2002, 2001 and 2000.

## Table 23 — Taxable Net Income

*(dollars in thousands)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Consolidated net income | $48,761 | $32,308 | $5,626 |
| Equity in net income of NFI Holding Corp. | 9,013 | (1,723) | (1,123) |
| REIT GAAP income | 57,774 | 30,585 | 4,503 |
| Adjustments to GAAP income | (9,301) | (20,179) | (2,954) |
| Taxable net income before preferred dividends | 48,473 | 10,406 | 1,549 |
| Preferred dividends | — | (5,164) | (1,551) |
| Taxable net income available to common shareholders | $48,473 | $ 5,242 | $ (2) |
| Taxable net income per common shareholder | $ 4.63 | $ 0.91 | $ (0.00) |

NFI Holding Corporation, a wholly owned subsidiary of NovaStar Financial, Inc., has not elected REIT-status and files a consolidated federal income tax return with its subsidiaries. NFI Holding Corporation reported a net loss before income taxes of $11.0 million for the year ended December 31, 2002, which resulted in an income tax benefit of $2.0 million as shown in our statement of income. We did not report income tax (expense) benefit for the years ended December 31, 2001 and 2000 due to the immaterial nature of the pre-tax income reported at NFI Holding Corporation.

During the first quarter of 2002, we recognized a charge to taxable income of $3.7 million for the value of warrants converted by warrant holders (see Note 8 to our consolidated financial statements). A charge of $9.5 million was recognized in the second quarter for the warrants converted by RFC.

We are required to distribute only 90% of our taxable income to our stockholders. We declared dividends of $4.30 per common share in 2002. Since it was our intent to distribute approximately 100% of our taxable income in 2002, we declared a special dividend related to 2002 taxable income of $0.33 per common share on January 29, 2003

## Liquidity and Capital Resources

Liquidity means the need for, access to and uses of cash. Our primary needs for cash include the acquisition of mortgage loans, principal repayment and interest on borrowings, operating expenses and dividend payments. Substantial cash is required to support the operating activities of the business, especially the mortgage origination operation. Mortgage asset sales, principal, interest and fees collected on mortgage assets support cash needs. Drawing upon various borrowing arrangements typically satisfies major cash requirements. As shown in Table 13, we have $80.1 million in immediately available funds, including $79.7 million in cash.

Mortgage lending requires significant cash to fund loan originations. Our warehouse lending arrangements, including repurchase agreements, support the mortgage lending operation. Our warehouse mortgage lenders allow us to borrow the greater of the market value of the loans or 98% of the outstanding principal. Funding for the difference – generally 2% of the principal - must come from other cash inflows. We use operating cash inflow in the form of cash flow from mortgage securities, principal and interest on mortgage loans and fee income to support loan originations. In addition, proceeds from equity offerings have been used to support operations. Our immediately available funds would support funding more than $4 billion in loans, assuming no other demands on cash and assuming a 2% "haircut".

Loans financed with warehouse and repurchase credit facilities are subject to changing market valuation and margin calls. The market value of our loans are dependent on a variety of economic conditions, including interest rates (and borrower demand) and end investor desire and capacity. Market values have been consistent over the past three years. However, there is no certainty that the prices will remain constant. To the extent the value of the loans declines significantly, we would be required to repay portions of the amounts we have borrowed. The value of our "recourse" loans (classified as held-for-sale) as of December 31, 2002 would need to decline by nearly 8% before we would use all immediately available funds, assuming no other constraints on our immediately available funds.

We have no recourse for loans financed with asset-backed bonds and, as such, there is minimal liquidity risk.

The derivative financial instruments we use also subject us to "margin call" risk. Under our interest rate swaps, we pay a fixed rate to the counterparties while they pay us a floating rate. While floating rates are low, on a net basis we are paying the counterparty. In order to mitigate credit exposure to us, the counterparty required us to post margin deposits with them. As of December 31, 2002, we have approximately $30.3 million on deposit. Further declining interest rates would subject us to additional exposure for cash margin calls. However, the asset side of the balance sheet should increase in value in a further declining interest rate scenario. Incoming cash on our mortgage loans and securities is a principal source of cash. The volume of cash depends on, among other things, interest rates. While short-term interest rates (the basis for our funding costs) are low and the coupon rates on our loans are high, our net interest margin (and therefore incoming cash flow) is high. Severe and immediate changes in interest rates will impact the volume of our incoming cash flow. To the extent rates increase dramatically, our funding costs will increase quickly. While many of our loans are adjustable, they typically will not reset as quickly as our funding costs. This circumstance would temporarily reduce incoming cash flow. As noted above, derivative financial instruments are used to mitigate the effect of interest rate volatility. In this rising rate situation, our interest rate swaps and caps would provide additional cash flows to mitigate the lower cash on loans and securities.

Loans we originate can be sold to a third party, which also generates cash to fund on-going operations. When market prices exceed our cost to originate, we believe we can operate in this manner, provided that the level of loan originations is at or near the capacity of its production infrastructure.

Cash activity during the years ended December 31, 2002, 2001 and 2000 is presented in the consolidated statement of cash flows.

As noted above, proceeds from equity offerings have supported our operations. Since inception, we have raised $143 million in net proceeds through private and public equity offerings. Equity offerings provide another avenue as a future liquidity source.

## Off Balance Sheet Arrangements

As discussed previously, we pool the loans we originate and securitize them to obtain long-term financing for the assets. The loans are transferred to a trust where they serve as collateral for asset-backed bonds, which the trust issues to the public. Our ability to use the securitization capital market is critical to the operations of our business. Tables 6 and 7 summarize our off balance sheet securitizations.

External factors that are reasonably likely to affect our ability to continue to use this arrangement would be those factors that could disrupt the securitization capital market. A disruption in the market could prevent us from being able to sell the securities at a favorable price, or at all. Factors that could disrupt the securitization market include an international liquidity crisis such as occurred in the fall of 1998, a terrorist attack, outbreak of war or other significant event risk, and market specific events such as a default of a comparable type of securitization. If we were unable to access the securitization market, we may still be able to finance our mortgage operations by selling our loans to investors in the whole loan market. We were able to do this following the liquidity crisis in 1998.

Specific items that may affect our ability to use the securitizations to finance our loans relate primarily to the performance of the loans that have been securitized. Extremely poor loan performance may lead to poor bond performance and investor unwillingness to buy bonds supported by our collateral. Our financial performance and condition has little impact on our ability to securitize, as evidenced by our ability to securitize in 1998, 1999 and 2000 when our financial trend was weak.

We have commitments to borrowers to fund residential mortgage loans as well as commitments to purchase and sell mortgage loans to third parties. As commitments to originate, purchase and sell non-conforming loans are not readily convertible to cash and cannot readily be settled net, these commitments do not meet the definition of a derivative under generally accepted accounting principles.

Accordingly, they are not recorded in the consolidated financial statements. As of December 31, 2002, we had outstanding commitments to originate, purchase and sell loans of $108 million, $16 million and $98 million, respectively.

## Contractual Obligations

We have entered into certain long-term debt and lease agreements, which obligate us to make future payments to satisfy the related contractual obligations. Notes 9 and 14 of the consolidated financial statements discuss these obligations in further detail.

The following table summarizes our contractual obligations with regard to our long-term debt and lease agreements as of December 31, 2002.

### Table 24 — Contractual Obligations

*(dollars in thousands)*

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| **Contractual Obligations** | Total | Less than 1 Year | 1-3 Years | 4-5 Years | After 5 Years |
| Long-term debt | $199,692 | (A) | (A) | (A) | (A) |
| Operating leases (B) (C) | $ 13,163 | $4,395 | $4,599 | $2,773 | $1,396 |

*(A) Repayment of the asset-backed bonds is dependent upon payment of the underlying mortgage loans which collateralize the debt. The repayment of these mortgage loans is affected by prepayments.*

*(B) On August 12, 2002, we entered into a lease agreement for our new corporate headquarters in Kansas City, Missouri. Under this agreement, the lessor agreed to repay us for certain existing lease obligations. We received approximately $62,000 related to this agreement in 2002 and expect to receive approximately $2.3 million in future payments through 2007 from the lessor unless the properties we previously occupied are subleased..*

*(C) We entered into various sublease agreements for office space formerly occupied by us. We received approximately $704,000 in 2002 related to these agreements and expect to receive approximately $501,000 in future payments through 2004.*

## Inflation

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates and other factors drive company performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates. Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and dividends are based on taxable income. In each case, financial activities and balance sheet are measured with reference to historical cost or fair market value without considering inflation.

## Impact of Recently Issued Accounting Pronouncements

Note 1 of the consolidated financial statements describe certain recently issued accounting pronouncements. Management believes the implementation of these pronouncements and others that have gone into effect since the date of these reports will not have a material impact on the consolidated financial statements.

## Interest Rate/Market Risk

Our investment policy sets the following general goals:

(1) Maintain the net interest margin between assets and liabilities, and
(2) Diminish the effect of changes in interest rate levels on our market value

**Loan Price Volatility** Under our current mode of operation, we depend heavily on the market for wholesale non-conforming mortgage loans. To conserve capital, we may sell loans we originate. Financial results will depend, in part, on the ability to find purchasers for the loans at prices that cover origination expenses. Exposure to loan price volatility is reduced as we acquire and retain mortgage loans.

**Interest Rate Risk** When interest rates on our assets do not adjust at the same rates as our liabilities or when the assets have fixed rates and the liabilities are adjusting, future earnings potential is affected. We express this interest rate risk as the risk that the market value of assets will increase or decrease at different rates than that of the liabilities. Expressed another way, this is the risk that net asset value will experience an adverse change when interest rates change. We assess the risk based on the change in market values given increases and decreases in interest rates. We also assess the risk based on the impact to net income in changing interest rate environments.

Management primarily uses financing sources where the interest rate resets frequently. As of December 31, 2002, borrowings under all financing arrangements adjust daily or monthly. On the other hand, very few of the mortgage assets we own, adjust on a monthly or daily basis. Most of the mortgage loans contain features where their rates are fixed for some period of time and then adjust frequently thereafter. For example, one of our loan products is the "2/28" loan. This loan is fixed for its first two years and then adjusts every six months thereafter.

While short-term borrowing rates are low and long-term asset rates are high, this portfolio structure produces good results. However, if short-term interest rates rise rapidly, earning potential is significantly affected, as the asset rate resets would lag the borrowing rate resets.

To assess interest sensitivity as an indication of exposure to interest rate risk, management relies on models of financial information in a variety of interest rate scenarios. Using these models, the fair value and interest rate sensitivity of each financial instrument, or groups of similar instruments is estimated, and then aggregated to form a comprehensive picture of the risk characteristics of the balance sheet. The risks are analyzed on both an income and market value basis.

The following are summaries of the analysis.

## Table 25 — Interest Rate Sensitivity-Income

*(dollars in thousands)*

| | Basis Point Increase (Decrease) in Interest Rate (A) | | | | |
|---|---|---|---|---|---|
| | (200) (C) | (100) | Base | 100 | 200 |
| **As of December 31, 2002:** | | | | | |
| Interest margin | N/A | $168,379 | $150,150 | $130,828 | $109,984 |
| Expense from interest rate agreements | N/A | (42,284) | (32,949) | (20,573) | (6,060) |
| Net interest income | N/A | $126,095 | $117,201 | $110,255 | $103,924 |
| Percent change in net interest income from base | N/A | 7.6% | — | (5.9)% | (11.3)% |
| Percent change of capital (B) | N/A | 4.9% | — | (3.8)% | (7.2)% |
| **As of December 31, 2001:** | | | | | |
| Interest margin | N/A | $ 97,837 | $ 83,300 | $ 67,797 | $ 55,007 |
| Expense from interest rate agreements | N/A | (21,647) | (14,636) | (7,624) | (612) |
| Net interest income | N/A | $ 76,190 | $ 68,664 | $ 60,173 | $ 54,395 |
| Percent change in net interest income from base | N/A | 11.0% | — | (12.4)% | (20.8)% |
| Percent change of capital (B) | N/A | 5.8% | — | (6.5)% | (11.0)% |

*(A) Interest margin (income from assets less expense from liabilities) or expense from interest rate agreement in a parallel shift in the yield curve, up and down 1% and 2%.*
*(B) Total change in estimated spread income as a percent of total stockholders' equity as of December 31, 2002 and 2001.*
*(C) A decrease in interest rates by 200 basis points (2%) would imply rates on liabilities at or below zero.*

## Table 26 — Interest Rate Sensitivity—Market Value

*(dollars in thousands)*

| | Basis Point Increase (Decrease) in Interest Rate (A) | | | |
|---|---|---|---|---|
| | (200) (C) | (100) | 100 | 200 |
| **As of December 31, 2002:** | | | | |
| Change in market values of: | | | | |
| Assets | N/A | $ 16,449 | $(49,343) | $(119,232) |
| Liabilities | N/A | (2,311) | 2,451 | 4,969 |
| Interest rate agreements | N/A | (36,249) | 37,930 | 76,873 |
| Cumulative change in market value | N/A | $(22,111) | $ (8,962) | $ (37,390) |
| Percent change of market value portfolio equity (B) | N/A | 10.9% | (4.4)% | (18.4)% |
| **As of December 31, 2001:** | | | | |
| Change in market values of: | | | | |
| Assets | N/A | $ 13,158 | $(28,771) | $ (67,162) |
| Liabilities | N/A | (2,245) | 2,382 | 6,414 |
| Interest rate agreements | N/A | (15,505) | 15,218 | 30,236 |
| Cumulative change in market value | N/A | $ (4,592) | $(11,171) | $ (30,512) |
| Percent change of market value portfolio equity (B) | N/A | 3.0% | (7.3)% | (19.8)% |

*(A) Change in market value of assets, liabilities or interest rate agreements in a parallel shift in the yield curve, up and down 1% and 2%.*

*(B) Total change in estimated market value as a percent of market value portfolio equity as of December 31, 2002 and 2001.*

*(C) A decrease in interest rates by 200 basis points (2%) would imply rates on liabilities at or below zero.*

**Interest Rate Sensitivity Analysis** The values under the heading "Base" are management's estimates of spread income for assets, liabilities and interest rate agreements on December 31, 2002 and 2001. The values under the headings "100", "200", "(100)" and "(200)" are management's estimates of the income and change in market value of those same assets, liabilities and interest rate agreements assuming that interest rates were 100 and 200 basis points, or 1 and 2 percent higher and lower. The cumulative change in income or market value represents the change in income or market value of assets, net of the change in income or market value of liabilities and interest rate agreements.

The interest sensitivity analysis is prepared monthly. If the analysis demonstrates that a 100 basis point shift, up or down, in interest rates would result in a 25% or more cumulative decrease in income from base, or a 10% cumulative decrease in market value from base, policy requires management to adjust the portfolio by adding or removing interest rate cap or swap agreements. The Board of Directors reviews and approves our interest rate sensitivity and hedged position quarterly. Although management also evaluates the portfolio using interest rate increases and decreases less than and greater than one percent, management focuses on the one percent increase.

**Assumptions Used in Interest Rate Sensitivity Analysis** Management uses a variety of estimates and assumptions in determining the income and market value of assets, liabilities and interest rate agreements. The estimates and assumptions have a significant impact on the results of the interest rate sensitivity analysis, the results of which are shown as of December 31, 2002.

Management's analysis for assessing interest rate sensitivity on its mortgage loans relies significantly on estimates for prepayment speeds. A prepayment model has been internally developed based upon four main factors:

- Refinancing incentives (the interest rate of the mortgage compared with the current mortgage rates available to the borrower)
- Borrower credit grades

- Loan-to-value ratios
- Prepayment penalties, if any

Generally speaking, when market interest rates decline, borrowers are more likely to refinance their mortgages. The higher the interest rate a borrower currently has on his or her mortgage the more incentive he or she has to refinance the mortgage when rates decline. In addition, the higher the credit grade, the more incentive there is to refinance when credit ratings improve. When a borrower has a low loan-to-value ratio, he or she is more likely to do a "cash-out" refinance. Each of these factors increases the chance for higher prepayment speeds during the term of the loan. On the other hand, prepayment penalties serve to mitigate the risk that loans will prepay because the penalty is a deterrent to refinancing.

These factors are weighted based on management's experience and an evaluation of the important trends observed in the non-conforming mortgage origination industry. Actual results may differ from the estimates and assumptions used in the model and the projected results as shown in the sensitivity analyses.

Projected prepayment rates in each interest rate scenario start at a prepayment speed less than 5% in month one and increase to a long-term prepayment speed in nine to 18 months, to account for the seasoning of the loans. The long-term prepayment speed ranges from 20% to 40% and depends on the characteristics of the loan which include type of product (ARM or fixed rate), note rate, credit grade, loan to value, gross margin, weighted average maturity and lifetime and periodic caps and floors. This prepayment curve is also multiplied by a factor of 60% on average for periods when a prepayment penalty is in effect on the loan. Prepayment assumptions are also multiplied by a factor of greater than 100% during periods around rate resets and prepayment penalty expirations. These assumptions change with levels of interest rates. The actual historical speeds experienced on our loans shown in Table 5 of "Management's Discussion and Analysis" are weighted average speeds of all loans in each deal.

As discussed above, actual prepayment rates on loans that have been held in portfolio for shorter periods are slower than long term prepayment rates used in the interest rate sensitivity analysis. Also, as pools of loans held in portfolio season, the actual prepayment rates are more consistent with the long term prepayment rates used in the interest sensitivity analysis.

**Hedging** In order to address a mismatch of assets and liabilities, the hedging section of the investment policy is followed, as approved by the Board. Specifically, the interest rate risk management program is formulated with the intent to offset the potential adverse effects resulting from rate adjustment limitations on mortgage assets and the differences between interest rate adjustment indices and interest rate adjustment periods of adjustable-rate mortgage loans and related borrowings.

We use interest rate cap and swap contracts to mitigate the risk of the cost of variable rate liabilities increasing at a faster rate than the earnings on assets during a period of rising rates. In this way, management intends generally to hedge as much of the interest rate risk as determined to be in our best interest, given the cost of hedging transactions and the need to maintain REIT status.

We seek to build a balance sheet and undertake an interest rate risk management program that is likely, in management's view, to enable us to maintain an equity liquidation value sufficient to maintain operations given a variety of potentially adverse circumstances. Accordingly, the hedging program addresses both income preservation, as discussed in the first part of this section, and capital preservation concerns.

Interest rate cap agreements are legal contracts between us and a third party firm or "counter-party". The counter-party agrees to make payments to us in the future should the one- or three-month LIBOR interest rate rise above the strike rate specified in the contract. We make either quarterly premium payments or have chosen to pay the premiums at the beginning to the counterparties under contract. Each contract has a fixed notional face amount on which the interest is computed, and a set term to maturity. When the referenced LIBOR interest rate rises above the contractual strike rate, we earn cap income. Payments on an annualized basis equal the contractual notional face amount times the difference between actual LIBOR and the strike rate. Interest rate swaps have similar characteristics. However, interest rate swap agreements allow us to pay a fixed rate of interest while receiving a rate that adjusts with one-month LIBOR.

# Consolidated Balance Sheets

*(dollars in thousands, except share amounts)*

| | December 31, 2002 | December 31, 2001 |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ 79,742 | $ 30,817 |
| Mortgage loans – held-for-sale | 983,633 | 139,527 |
| Mortgage loans – held-in-portfolio | 149,876 | 226,033 |
| Mortgage securities - available-for-sale | 178,879 | 71,584 |
| Corporate advances to borrowers | 11,875 | 6,893 |
| Mortgage servicing rights | 7,906 | 6,445 |
| Accrued interest receivable | 7,673 | 5,495 |
| Assets acquired through foreclosure | 5,935 | 13,185 |
| Other assets | 26,978 | 12,401 |
| Total assets | $1,452,497 | $512,380 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Short-term borrowings | $1,025,536 | $143,350 |
| Asset-backed bonds | 199,692 | 219,048 |
| Accounts payable and other liabilities | 27,244 | 15,227 |
| Dividends payable | 16,768 | 4,758 |
| Total liabilities | 1,269,240 | 382,383 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Capital stock, $0.01 par value, 50,000,000 shares authorized: | | |
| Class B, convertible preferred stock, 4,285,714 shares issued and outstanding | — | 43 |
| Common stock, 10,479,910 and 5,804,255 shares issued and outstanding, respectively | 105 | 58 |
| Additional paid-in capital | 133,358 | 137,860 |
| Accumulated deficit | (12,026) | (15,887) |
| Accumulated other comprehensive income | 62,935 | 9,177 |
| Notes receivable from founders | (1,115) | (1,254) |
| Total stockholders' equity | 183,257 | 129,997 |
| Total liabilities and stockholders' equity | $1,452,497 | $512,380 |

*See notes to consolidated financial statements.*

## Consolidated Statements of Income

*(dollars in thousands, except per share amounts)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Interest income: | | | |
| Mortgage loans | $50,662 | $46,198 | $44,676 |
| Mortgage securities | 56,481 | 11,706 | 2,951 |
| Total interest income | 107,143 | 57,904 | 47,627 |
| Interest expense | 38,596 | 28,588 | 34,696 |
| Net interest income before provision for credit losses | 68,547 | 29,316 | 12,931 |
| Provision for credit losses | 432 | (3,608) | (5,449) |
| Net interest income | 68,979 | 25,708 | 7,482 |
| Gains (losses) on sales of mortgage assets | 53,305 | 37,347 | (826) |
| Fee income | 33,830 | 20,204 | — |
| Prepayment penalty income | 432 | 790 | 1,776 |
| Premiums for mortgage loan insurance | (2,326) | (2,655) | (1,272) |
| Losses on derivative instruments | (25,973) | (2,731) | — |
| Other income, net | 3,077 | 1,856 | 360 |
| General and administrative expenses: | | | |
| Compensation and benefits | 49,060 | 26,934 | 1,485 |
| Travel and public relations | 11,400 | 7,008 | — |
| Office administration | 10,092 | 6,394 | 751 |
| Loan expense | 8,002 | 1,865 | — |
| Professional and outside services | 3,402 | 1,989 | 690 |
| Other | 2,638 | 2,315 | 91 |
| Total general and administrative expenses | 84,594 | 46,505 | 3,017 |
| Income before income tax benefit, equity in earnings of unconsolidated subsidiary and cumulative effect of a change in accounting principle | 46,730 | 34,014 | 4,503 |
| Income tax benefit | 2,031 | — | — |
| Equity in net income of NFI Holding Corporation | — | — | 1,123 |
| Income before cumulative effect of a change in accounting principle | 48,761 | 34,014 | 5,626 |
| Cumulative effect of a change in accounting principle | — | (1,706) | — |
| Net income | 48,761 | 32,308 | 5,626 |
| Dividends on preferred shares | — | (5,025) | (2,100) |
| Net income available to common shareholders | $48,761 | $27,283 | $ 3,526 |
| Basic earnings per share – before cumulative effect of a change in accounting principle | $ 4.70 | $ 3.38 | $ 0.51 |
| Basic loss per share due to cumulative effect of a change in accounting principle | — | (0.16) | — |
| Basic earnings per share | $ 4.70 | $ 3.22 | $ 0.51 |
| Diluted earnings per share – before cumulative effect of a change in accounting principle | $ 4.50 | $ 3.18 | $ 0.50 |
| Diluted loss per share due to cumulative effect of a change in accounting principle | — | (0.16) | — |
| Diluted earnings per share | $ 4.50 | $ 3.02 | $ 0.50 |
| Weighted average basic shares outstanding | 10,379 | 10,025 | 11,137 |
| Weighted average diluted shares outstanding | 10,830 | 10,691 | 11,143 |
| Dividends declared per common share | $ 4.30 | $ 0.96 | $ — |

*See notes to consolidated financial statements.*

# Consolidated Statements of Stockholders' Equity

*(dollars in thousands, except per share amounts)*

| | Convertible Preferred Stock | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Income (Loss) | Notes Receivable from Founders | Total Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| **Balance, January 1, 2000** | $43 | $ 75 | $147,587 | $(41,502) | $ 242 | $(6,284) | $100,161 |
| Common stock repurchased, 1,376,766 shares | — | (14) | (5,704) | — | — | — | (5,718) |
| Exercise of stock options, 10,000 shares | — | — | 24 | — | — | — | 24 |
| Change in fair value of restricted stock awards underlying forgivable notes | — | — | 90 | — | — | (90) | — |
| Dividends on preferred stock ($0.49 per share) | — | — | — | (2,100) | — | — | (2,100) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 5,626 | — | | 5,626 |
| Other comprehensive income | | | | — | 9,926 | | 9,926 |
| Total comprehensive income | | | | | | | 15,552 |
| **Balance, December 31, 2000** | 43 | 61 | 141,997 | (37,976) | 10,168 | (6,374) | 107,919 |
| Common stock repurchased, 115,147 shares | — | (1) | (653) | — | — | — | (654) |
| Return of common stock underlying founders' notes receivable, 289,332 shares | — | (3) | (4,337) | — | — | 4,340 | — |
| Forgiveness of founders' notes receivable | — | — | — | — | — | 139 | 139 |
| Payment of founders' notes receivable | — | — | — | — | — | 641 | 641 |
| Exercise of stock options, 113,250 shares | — | 1 | 853 | — | — | — | 854 |
| Dividends on common stock ($0.96 per share) | — | — | — | (5,194) | — | — | (5,194) |
| Dividends on preferred stock ($1.08 per share) | — | — | — | (5,025) | — | — | (5,025) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 32,308 | — | | 32,308 |
| Other comprehensive income | | | | — | (991) | | (991) |
| Total comprehensive income | | | | | | | 31,317 |
| **Balance, December 31, 2001** | 43 | 58 | 137,860 | (15,887) | 9,177 | (1,254) | 129,997 |
| Conversion of preferred stock to common, 4,285,714 shares | (43) | 43 | — | — | — | — | — |
| Acquisition of warrants, 812,731 | — | — | (9,499) | — | — | — | (9,499) |
| Conversion of 350,000 warrants for 210,703 shares of common stock | — | 2 | (2) | — | — | — | — |
| Forgiveness of founders' notes receivable | — | — | — | — | — | 139 | 139 |
| Exercise of stock options, 177,625 shares | — | 2 | 1,784 | — | — | — | 1,786 |
| Compensation recognized under stock option plan | — | — | 3,215 | — | — | — | 3,215 |
| Dividends on common stock ($4.30 per share) | — | — | — | (44,900) | — | — | (44,900) |
| Comprehensive income: | | | | | | | |
| Net income | | | | 48,761 | — | | 48,761 |
| Other comprehensive income | | | | — | 53,758 | | 53,758 |
| Total comprehensive income | | | | | | | 102,519 |
| **Balance, December 31, 2002** | — | $105 | $133,358 | $(12,026) | $62,935 | $(1,115) | $183,257 |

*See notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

*(in thousands)*

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Cash flows from operating activities:** | | | |
| Net income | $48,761 | $32,308 | $5,626 |
| Adjustments to reconcile net income to net cash provided by (used in) operating activities: | | | |
| Cumulative effect of change in accounting principle | — | 1,706 | — |
| Amortization of premiums on mortgage assets | 1,930 | 3,208 | 4,944 |
| Amortization of mortgage servicing rights | 4,609 | 2,131 | — |
| Accretion of available-for-sale securities | (56,481) | (11,706) | (2,951) |
| Amortization of deferred debt costs | 172 | 1,022 | 1,141 |
| Forgiveness of founders' promissory notes | 139 | 139 | — |
| Provision for credit losses | (432) | 3,608 | 5,449 |
| Proceeds from sale of mortgage loans held for sale | 1,930,059 | 1,302,856 | — |
| Originations of mortgage loans held for sale | (2,811,315) | (1,403,289) | — |
| Repayments of mortgage loans held for sale | 10,943 | 1,731 | — |
| Equity in net income of NFI Holding Corporation | — | — | (1,123) |
| Losses (gains) on sales of mortgage assets | (53,305) | (37,347) | 826 |
| Losses on derivative instruments | 25,973 | 2,731 | — |
| Compensation recognized under stock option plan | 3,215 | — | — |
| Changes in: | | | |
| Accrued interest receivable | (2,178) | 3,817 | 3,301 |
| Other assets | (52,984) | (28,187) | (814) |
| Other liabilities | (3,114) | 1,325 | 1,869 |
| Net cash provided by (used in) operating activities | (954,008) | (123,947) | 18,268 |
| **Cash flows from investing activities:** | | | |
| Mortgage loan repayments—held-in-portfolio | 65,505 | 125,198 | 201,880 |
| Proceeds from paydowns on available-for-sale securities | 100,497 | 40,190 | 6,604 |
| Sales of available-for-sale securities | — | 28,626 | — |
| Sales of assets acquired through foreclosure | 14,876 | 20,466 | 35,263 |
| Net assets acquired in acquisition of common stock of NFI Holding Corporation | — | 872 | — |
| Payment on founders' promissory notes | — | 641 | — |
| Net change in advances to and investment in NFI Holding Corporation | — | — | (48,526) |
| Net cash provided by investing activities | 180,878 | 215,993 | 195,221 |
| **Cash flows from financing activities:** | | | |
| Payments on asset-backed bonds | (86,434) | (139,411) | (230,572) |
| Proceeds from asset-backed bonds | 66,906 | — | — |
| Change in short-term borrowings | 882,186 | 81,450 | 25,000 |
| Proceeds from issuance of capital stock and exercise of equity instruments, net of offering costs | 1,786 | 854 | 24 |
| Repurchase of warrants | (9,499) | — | — |
| Dividends paid on preferred stock | (2,014) | (3,150) | (2,100) |
| Dividends paid on common stock | (30,876) | (2,836) | — |
| Common stock repurchases | — | (654) | (5,718) |
| Net cash provided by (used in) financing activities | 822,055 | (63,747) | (213,366) |
| Net increase in cash and cash equivalents | 48,925 | 28,299 | 123 |
| Cash and cash equivalents, beginning of year | 30,817 | 2,518 | 2,395 |
| Cash and cash equivalents, end of year | $79,742 | $30,817 | $2,518 |

*See notes to consolidated financial statements.*

## Note 1. Summary of Significant Accounting and Reporting Policies

**Financial Statement Presentation** The Company's consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the financial services industry. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the period. The Company uses estimates and employs the judgments of management in determining the amount of its allowance for credit losses, amortizing premiums or accreting discounts on its mortgage assets, amortizing mortgage servicing rights and establishing the fair value of its mortgage securities, derivative instruments, mortgage servicing rights and estimating appropriate accrual rates on mortgage securities. While the consolidated financial statements and footnotes reflect the best estimates and judgments of management at the time, actual results could differ significantly from those estimates. For example, it is possible that credit losses or prepayments could rise to levels that would adversely affect profitability if those levels were sustained for more than brief periods.

The consolidated financial statements of the Company include the accounts of all wholly owned subsidiaries. Significant intercompany accounts and transactions have been eliminated during consolidation.

The Company purchased 100% of the common stock of NFI Holding Corporation on January 1, 2001 (See Note 9). Prior to this date, the Company owned 100% of the nonvoting preferred stock of NFI Holding Corporation, for which it received 99% of any dividends paid by NFI Holding Corporation. The founders of the Company owned 100% of the common stock of NFI Holding Corporation. The consolidated financial statements as of December 31, 2002 and 2001 and for the years then ended include the accounts of NFI Holding Corporation with significant intercompany accounts and transactions eliminated in consolidation. Prior to January 1, 2001, the Company accounted for its investment in NFI Holding Corporation using the equity method.

**Unconsolidated Affiliates** The Company is party to limited liability company agreements ("LLCs"), formed to facilitate the operation of retail mortgage broker businesses as branch affiliates. The LLC agreements provide for initial capitalization and membership interests of 99.9% to a branch manager and 0.1% to the Company. The LLCs broker loans to mortgage investors, including a subsidiary of the Company. The Company provides accounting, payroll, human resources, loan investor management and license management in conjunction with separate contractual agreements. The Company accounts for its interest in the LLC agreements using the equity method of accounting.

**Cash and Cash Equivalents** The Company considers investments with original maturities of three months or less at the date of purchase to be cash equivalents.

**Mortgage Loans** Mortgage loans include loans originated by the Company and acquired in bulk pools from other originators and securities dealers. Mortgage loans are recorded net of deferred loan origination fees and associated direct costs and are stated at amortized cost. Mortgage loan origination fees and associated direct mortgage loan origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan as an adjustment to yield using the level yield method. Amortization includes the effect of prepayments. Mortgage loans held-for-sale are carried at the lower of cost or market. Mortgage loan origination fees and direct mortgage loan origination costs on mortgage loans held-for-sale are deferred until the related loans are sold.

Interest is recognized as revenue when earned according to the terms of the mortgage loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management's opinion, the interest is not collectible in the normal course of business, but in no case beyond when a loan becomes ninety days delinquent. Interest collected on non-accrual loans is recognized as income upon receipt.

The mortgage loan portfolio is collectively evaluated for impairment as the loans are smaller-balance and are homogeneous in nature. The Company maintains an allowance for credit losses inherent in the portfolio at the balance sheet date. The allowance is based upon the assessment by management of various factors affecting its mortgage loan portfolio, including current economic conditions, the makeup of the portfolio based on credit grade, loan-to-value, delinquency status, historical credit losses, Company purchased mortgage insurance and other factors deemed to warrant consideration. The allowance is maintained through ongoing provisions charged to operating income and is reduced by loans that are charged off.

**Mortgage Securities** Mortgage securities represent beneficial interests the Company retains in securitization and resecuritization transactions and include interest-only mortgage securities, prepayment penalty bonds, over collateralization bonds and subordinated securities. Interest-only mortgage securities represent the contractual right to receive excess interest cash flows from a pool of securitized mortgage loans. Interest payments received by the independent trust are first applied to the principal and interest bonds (held by outside investors), servicing fees and administrative fees. The excess, if any, is remitted to the Company related to its ownership of the interest-only mortgage security. Prepayment penalty bonds give the holder the contractual right to receive prepayment penalties collected by the independent trust on the underlying mortgage loans. Overcollateralization bonds represent the contractual right to excess principal payments resulting from over collateralization of the obligations of the trust. Subordinated securities retained in resecuritizations represent the contractual right to receive the remaining cash flows from the trust after the obligations to the outside bond holders have been satisfied. When those obligations have been satisfied, the trust returns the transferred securities to the subordinated interest holders.

Mortgage securities are classified as available for sale and, accordingly, are reported at their estimated fair value with unrealized gains and losses reported in accumulated other comprehensive income.

As previously described, mortgage securities represent the retained interests in certain components of the cash flows of the underlying mortgage loans or mortgage securities transferred to securitization trusts. Each period as payments are received the payments are applied to the amortized cost of the mortgage related security. The accretable yield rate is recorded as interest income with a corresponding increase to the amortized cost of the mortgage security. On a periodic basis, the accretable yield for each mortgage security is evaluated and, to the extent there has been a change in the estimated cash flows, it is adjusted and applied prospectively. Significant assumptions used in the calculation of the accretable yield include prepayment and loss rates on the underlying loans.

The fair value of mortgage securities retained by the Company is based on the present value of future expected cash flows to be received. Management's best estimate of key assumptions, including credit losses, prepayment speeds, the market discount rates and forward yield curves commensurate with the risks involved, are used in estimating future cash flows. To the extent that the amortized cost of mortgage securities exceeds the fair value and the unrealized loss is considered to be other than temporary, an impairment charge is recognized and the amount recorded in accumulated other comprehensive income or loss is reclassified to earnings as a realized loss.

**Corporate Advances to Borrowers** Advances on behalf of borrowers for taxes, insurance and other customer service functions are made by NovaStar Mortgage, Inc.

**Mortgage Servicing Rights** Originated mortgage servicing rights are recorded at allocated cost based upon the relative fair values of the transferred loans and the servicing rights. Mortgage servicing rights are amortized in proportion to the projected net servicing revenue over the expected life of the related mortgage loans. Periodically, the Company evaluates the carrying value of capitalized mortgage servicing rights based on their estimated fair value. If the estimated fair value, using a discounted cash flow methodology, is less than the carrying amount of the mortgage servicing rights, the mortgage servicing rights are written down to the amount of the estimated fair value. For purposes of evaluating and measuring impairment of mortgage servicing rights the Company stratifies the mortgage servicing rights based on their predominant risk characteristics. The significant risk characteristics considered by the Company are loan type, period of origination, interest rate and prepayment penalties. The mortgage loans underlying the mortgage servicing rights are pools of homogenous, non-conforming residential loans.

**Assets Acquired Through Foreclosure** Real estate owned, which consists of residential real estate acquired in satisfaction of loans, is carried at the lower of cost or estimated fair value less estimated selling costs. Adjustments to the loan carrying value required at time of foreclosure are charged against the allowance for credit losses. Costs related to the development of real estate are capitalized and those related to holding the property are expensed. Losses or gains from the ultimate disposition of real estate owned are charged or credited to operating income.

**Premiums for Mortgage Loan Insurance** The Company uses lender paid mortgage insurance to mitigate the risk of loss on loans that are originated. For those loans held in portfolio the premiums for mortgage insurance are expensed by the Company as the cost of the premiums are incurred. For those loans sold in securitization transactions accounted for as a sale, the independent trust assumes the obligation to pay the premiums and obtains the right to receive insurance proceeds.

**Transfers of Assets** A transfer of mortgage loans or mortgage securities in which the Company surrenders control over the financial assets is accounted for as sale. When the Company retains control over transferred mortgage loans or mortgage securities, the transaction is accounted for as a secured borrowing. When the Company sells mortgage loans or mortgage securities in securitization and resecuritization transactions, it may retain one or more bond classes and servicing rights in the securitization. Gains and losses on the assets transferred are recognized based on the carrying amount of the financial assets involved in the transfer, allocated between the assets transferred and the retained interests based on their relative fair value at the date of transfer. To determine fair value, the Company estimates fair value based on the present value of future expected cash flows estimated using management's best estimate of the key assumptions, including credit losses, prepayment speeds, forward yield curves, and discount rates commensurate with the risks involved.

The following is a description of the methods used by the Company to transfer assets, including the related accounting treatment under each method:

- *Whole Loan Sales* Whole loan sales represent loans sold with servicing released. Gains and losses on whole loan sales are recognized in the period the sale occurs and the Company has determined that the criteria for sales treatment has been achieved as they have surrendered control over the assets transferred. The Company generally has an obligation to repurchase whole loans sold in circumstances in which the borrower fails to make the first payment. Additionally, the Company is also required to repay all or a portion of the premium it receives on the sale of whole loans in the event that the loan prepays in its entirety in the first year. The Company records the fair value of recourse obligations upon the sale of the mortgage loans.

- *Loans and Securities Sold Under Agreements to Repurchase (Repurchase Agreements)* Repurchase agreements represent legal sales of loans or mortgage securities and an agreement to repurchase the loans or mortgage securities at a later date. Repurchase agreements are accounted for as secured borrowings because the Company has not surrendered control of the transferred assets as it is both entitled and obligated to repurchase the transferred assets prior to their maturity.

- *Securitization Transactions* The Company regularly securitizes mortgage loans by transferring mortgage loans to independent trusts which issue securities to investors. The securities are collateralized by the mortgage loans transferred into the independent trusts. The Company generally retains interests in some of the securities issued by the trust. Certain of the securitization agreements require the Company to repurchase loans that are found to have legal deficiencies, subsequent to the date of transfer. The Company is required to buy back any loan for which the borrower converts from an adjustable rate to a fixed rate. The fair values of these recourse obligations are recorded upon the transfers of the mortgage loans. The Company also has the right, but not the obligation, to acquire loans when they are 90 to 119 days delinquent and at the time a property is liquidated. As discussed above, the accounting treatment for transfers of assets upon securitization depends on whether or not the Company has retained control over the transferred assets. The Company records an asset and a liability on the balance sheet for the aggregate fair value of loans that it has a right to call as of the balance sheet date.

- *Resecuritization Transactions* The Company also engages in resecuritization transactions. A resecuritization is the transfer of mortgage securities that the Company has retained in previous securitization transactions from an independent trust. Similar to a securitization, the trust issues securities that are collateralized by the mortgage securities transferred to the trust. Resecuritization transactions are accounted for as either a sale or a secured borrowing based on whether or not the Company has retained or surrendered control over the transferred assets. In the resecuritization transaction, the Company may retain an interest in a security that represents the right to receive the cash flows on the underlying mortgage security collateral after the senior bonds, issued to third parties, have been repaid in full.

**Fee Income** The Company receives fee income from several sources. The following describes significant fee income sources and the related accounting treatment:

- *Broker Fees* Broker fees are paid by other lenders for placing loans with third party investors (lenders) and are based on negotiated rates with each lender to whom the Company brokers loans. Revenue is recognized upon loan origination.
- *Loan Origination Fees* Loan origination fees represent fees paid to the Company by borrowers and are associated with the origination of mortgage loans. Loan origination fees are determined based on the type and amount of loans originated. Loan origination fees and direct origination costs on mortgage loans held-in-portfolio are deferred and recognized over the life of the loan using the level yield method. Loan origination fees and direct origination costs on mortgage loans held-for-sale are deferred and considered as part of the carrying value of the loan when sold.
- *Service Fee Income* Service fees are paid to the Company by either the investor on mortgage loans serviced or the borrower. Fees paid by investors on loans serviced are determined as a percentage of the principal collected for the loans serviced and are recognized in the period in which payments on the loans are received. Fees paid by borrowers on loans serviced are considered ancillary fees related to loan servicing and include late fees, processing fees and, for loans held in portfolio, prepayment penalties. Revenue is recognized on fees received from borrowers when an event occurs that generates the fee and they are considered to be collectible.
- *Affiliated Branch Management Fees* These fees are charged to affiliated mortgage brokers to manage their administrative operations, which include providing accounting, payroll, human resources, loan investor management and license management. The amount of the fees is agreed upon when entering a contractual agreement with affiliated mortgage brokers and are recognized as services are rendered.

**Stock-Based Compensation** In accordance with Statement of Financial Accounting Standards (SFAS) No. 123, *Accounting for Stock-Based Compensation*, the Company has elected to account for stock-based compensation under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employee*. Stock options are accounted for based on the specific terms of the options granted. Options with variable terms, including those options for which the strike price has been adjusted and options issued by the Company with attached dividend equivalent rights, result in adjustments to compensation expense to the extent the market price of the common stock changes. No expense is recognized for options with fixed terms.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation.

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Net income, as reported | $48,761 | $32,308 | $5,626 |
| Add: Stock-based employee compensation expense included in reported net income, net of related tax effects | 2,473 | 704 | — |
| Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (600) | (318) | (142) |
| Pro forma net income | $50,634 | $32,694 | $5,484 |
| Earnings per share: | | | |
| Basic – as reported | $ 4.70 | $ 3.22 | $ 0.51 |
| Basic – pro forma | $ 4.88 | $ 3.26 | $ 0.49 |
| Diluted – as reported | $ 4.50 | $ 3.02 | $ 0.50 |
| Diluted – pro forma | $ 4.68 | $ 3.06 | $ 0.49 |

The following table summarizes the weighted average fair value of the granted options, determined using the Black-Scholes option pricing model and the assumptions used in their determination.

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Weighted average: | | | |
| Fair value, at date of grant | $16.07 | $9.54 | $2.63 |
| Expected life in years | 7.0 | 7.0 | 7.0 |
| Annual risk-free interest rate | 4.1% | 5.0% | 5.1% |
| Volatility | 2.1 | 2.3 | 3.5 |
| Dividend yield | 6.0% | 5.0% | 5.0% |

**Income Taxes** The Company is taxed as a Real Estate Investment Trust (REIT) under Section 856(c) of the Code. As a REIT, the company generally is not subject to Federal income tax. To maintain its qualification as a REIT, the Company must distribute at least 90% of its REIT taxable income to its stockholders and meet certain other tests relating to assets and income. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax on its taxable income at regular corporate rates. The Company may also be subject to certain state and local taxes. Under certain circumstances, even though the Company qualifies as a REIT, federal income and excise taxes may be due on its undistributed taxable income. Because the Company has paid or will pay dividends in amounts approximating its taxable income, no provision for income taxes has been provided in the accompanying financial statements related to the REIT. However, NFI Holding Corporation has not elected REIT-status and files a consolidated federal income tax return with its subsidiaries.

The Company has elected to treat NFI Holding Corporation and its subsidiaries as taxable REIT subsidiaries (each a "TRS"). In general, a TRS of the Company may hold assets that the Company cannot hold directly and generally may engage in any real estate or non-real estate related business. A TRS is subject to corporate federal income tax and will be taxed as a regular C corporation. However, special rules do apply to certain activities between a REIT and a TRS. For example, a TRS will be subject to earnings stripping limitations on the deductibility of interest paid to its REIT. In addition, a REIT will be subject to a 100% excise tax on certain excess amounts to ensure that (i) tenants who pay a TRS for services are charged an arm's-length amount by the TRS, (ii) fees paid to a REIT by its TRS are reflected at fair market value and (iii) interest paid by a TRS to its REIT is commercially reasonable. Securities of a TRS will constitute non-real estate assets for purposes of determining whether at least 75% of a REIT's assets consist of real estate. Under current law, no more than 20% of a REIT's total assets can consist of securities of one or more taxable REIT subsidiaries. As of December 31, 2002, the amount of the Company's assets attributable to its taxable REIT subsidiaries was less than 20%.

With respect to the Company's taxable REIT subsidiaries, the Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. The Company believes the deferred tax asset recorded is recoverable and, therefore, no valuation allowance has been recorded.

**Net Income Per Share** Basic income per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is calculated assuming all options and warrants on the Company's common stock have been exercised and the convertible preferred stock is converted, unless the exercise would be anti-dilutive.

**Derivative Instruments and Hedging Activity** During 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*. As amended by SFAS No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133* and SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133*, SFAS No. 133 standardizes the accounting for derivative instruments, including certain instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the balance sheet and measure them at fair value. If certain conditions are met, an entity may elect to designate a derivative instrument either as a cash flow hedge, a fair value hedge or a hedge of foreign currency exposure. SFAS No. 133 requires derivative instruments to be recorded at their fair value with hedge ineffectiveness recognized in earnings. The Company adopted SFAS No. 133 on January 1, 2001 and recorded a charge to earnings of $1.7 million and an increase in accumulated other comprehensive income of $34,000. The transition adjustments resulted from adjusting the carrying value of certain interest rate cap agreements to their fair value.

The Company uses derivative instruments with the objective of hedging interest rate risk. Interest rates on liabilities of the Company adjust frequently, while interest rates on the Company's assets adjust annually, or not at all. The fair value of the Company's derivative instruments along with any margin accounts associated with the contracts are included in other assets. Any changes in fair value of derivative instruments related to hedge effectiveness are reported in accumulated other comprehensive income. Changes in fair value of derivative instruments related to hedge ineffectiveness and non-hedge activity are recorded as adjustments to earnings. For those derivative instruments that do not qualify for hedge accounting, changes in the market value of the instruments are recorded as adjustments to earnings.

**Commitments to Originate, Purchase and Sell Mortgage Loans** As commitments to originate, purchase and sell non-conforming mortgage loans are not readily convertible to cash and cannot readily be settled net, these commitments do not meet the definition of a derivative under generally accepted accounting principles. Accordingly, they are not recorded in the consolidated financial statements. Commitments to originate and sell conforming mortgage loans meet the definition of a derivative and are recorded at fair value in the consolidated financial statements.

**New Accounting Pronouncements** During September 2000, the FASB issued SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a Replacement of FASB Statement No. 125*. Although SFAS No. 140 revised many of the rules regarding securitizations, it continues to require an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. This statement was effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and was effective for recognition and reclassification of collateral for fiscal years ending after December 15, 2000. Disclosure provisions of SFAS No. 140 were implemented for the 2000 financial statements of the Company. The Company's securitization and resecuritization transactions were subject to the provisions of SFAS No. 140 beginning April 2001.

During 1999, the FASB issued Emerging Issues Task Force (EITF) No. 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. Effective April 1, 2001, EITF No. 99-20 provides guidance on the recognition of interest income from, and measurement of retained beneficial interests and was effective beginning April 1, 2001. The implementation of EITF 99-20 did not have a material effect on the Company's consolidated financial statements.

During 2001, the FASB issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires the purchase method of accounting for business combinations and eliminates the pooling-of-interests method. Business combinations consummated subsequent to June 30, 2001 are to be accounted for under the provisions of the new statement. SFAS No. 142, which was effective for the Company on January 1, 2002, requires, among other things, the discontinuance of goodwill amortization. In addition, the statement includes provisions for the reclassification of the useful lives of existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and identification of reporting units for the purpose of assessing potential future impairments of goodwill. Implementation of these statements has had no impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 143, *Accounting for Asset Retirement Obligations*. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement is effective for all financial statements issued for fiscal years beginning after June 15, 2002. The Company's adoption of SFAS No. 143 did not have a significant impact on its consolidated financial statements.

In August 2001, the FASB issued SFAS No. 144, *Accounting for the Impairment or Disposal of Long-lived Assets*. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this Statement will be effective for the Company's financial statements issued for fiscal year 2003. The Company does not expect the adoption of SFAS No. 144 to have a significant impact on its consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company's adoption of SFAS No. 146 is not expected to have a significant impact on its consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*, which amends SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based compensation. Under the fair value based method, compensation cost for stock options is measured when options are issued. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements of the effects of stock-based compensation. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The annual disclosure requirements have been implemented herein. The remaining provisions of SFAS No. 148 are not expected to have a significant impact on the consolidated financial statements.

In November 2002, the FASB issued Financial Interpretation (FIN) No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which expands on the accounting guidance of Statements No. 5, 57 and 107 and incorporates without change the provsisions of FIN No. 34, which is being superseded. FIN No. 45 requires a guarantor to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also provides additional guidance on the disclosure of guarantees. The recognition and measurement provisions are effective for guarantees made or modified after December 31, 2002. The disclosure provisions are effective for fiscal periods ending after December 15, 2002 and have been implemented herein. The Company will adopt the measurement provisions of FIN No. 45 as required in 2003 and does not expect a material impact on the consolidated financial statements. Significant guarantees that have been entered into by the company are discussed in Note 14.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. FIN No. 46 requires consolidation by business enterprises of variable interest entities that meet certain requirements. The interpretation applies immediately to variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. The Company will adopt the provisions of FIN No. 46 in 2003 and does not expect a material impact on the consolidated financial statements based on the current structure of the Company's securitizations.

**Reclassifications** Reclassifications to prior year amounts have been made to conform to current year presentation.

## Note 2. Mortgage Loans

Mortgage loans, all of which are secured by residential properties, consisted of the following as of December 31, (in thousands):

| | 2002 | 2001 |
|---|---|---|
| **Mortgage loans – held-in-portfolio:** | | |
| Outstanding principal | $149,918 | $226,960 |
| Net unamortized premium | 2,994 | 4,630 |
| Amortized cost | 152,912 | 231,590 |
| Allowance for credit losses | (3,036) | (5,557) |
| Mortgage loans – held-in-portfolio | $149,876 | $226,033 |
| **Mortgage loans – held-for-sale:** | | |
| Outstanding principal | $972,360 | $138,074 |
| Net unamortized premium | 11,273 | 1,453 |
| Mortgage loans – held-for-sale | $983,633 | $139,527 |

Activity in the allowance for credit losses is as follows for the three years ended December 31, 2002 (in thousands):

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| Balance, January 1 | $5,557 | $7,690 | $11,105 |
| Provision for credit losses | (432) | 3,608 | 5,449 |
| Amounts charged off, net of recoveries | (2,089) | (5,741) | (8,864) |
| Balance, December 31 | $3,036 | $5,557 | $ 7,690 |

Recoveries were not significant in the three years ended December 31, 2002.

All mortgage loans serve as collateral for borrowing arrangements discussed in Note 5. The weighted-average interest rate on mortgage loans as of December 31, 2002 and 2001 was 8.29% and 9.90%, respectively.

Collateral for 26% and 14% of the mortgage loans outstanding as of December 31, 2002 was located in California and Florida, respectively. The Company has no other significant concentration of credit risk.

Details of loan securitization transactions on the date of the securitization are as follows (in thousands):

| | Net Bond Proceeds | Allocated Value of Retained Interests: Mortgage Servicing Rights | Allocated Value of Retained Interests: Subordinated Bond Classes | Value of Loans Sold | Gain Recognized |
|---|---|---|---|---|---|
| **Year ended December 31, 2002:** | | | | | |
| NMFT Series 2002-3 | $ 734,584 | $2,939 | $39,099 | $ 750,003 | $29,353 |
| NMFT Series 2002-2 | 300,304 | 1,173 | 22,021 | 310,000 | 10,459 |
| NMFT Series 2002-1 | 485,824 | 1,958 | 29,665 | 499,998 | 8,082 |
| | $1,520,712 | $6,070 | $90,785 | $1,560,001 | $47,894 |
| **Year ended December 31, 2001:** | | | | | |
| NMFT Series 2001-2 | $ 785,509 | $3,817 | $36,942 | $ 800,033 | $12,745 |
| NMFT Series 2001-1 | 407,372 | 1,837 | 22,628 | 415,067 | 8,985 |
| | $1,192,881 | $5,654 | $59,570 | $1,215,100 | $21,730 |
| **Year ended December 31, 2000:** | | | | | |
| NMFT Series 2000-2 | $ 332,566 | $1,416 | $20,137 | $ 347,308 | $ 6,811 |
| NMFT Series 2000-1 | 225,168 | 1,577 | 13,233 | 237,042 | 2,936 |
| | $ 557,734 | $2,993 | $33,370 | $ 584,350 | $ 9,747 |

In the securitizations, the Company retains interest-only and other subordinated interests in the underlying cash flows and servicing responsibilities. The Company receives annual servicing fees approximating 0.50% of the outstanding balance and rights to future cash flows arising after the investors in the securitization trusts have received the return for which they contracted. The investors and securitization trusts have no recourse to the Company's assets for failure of borrowers to pay when due. The value of the Company's interests is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

Servicing fees received from the securitization trusts were $10.0 million, $4.9 million and $1.6 million for the years ended December 31, 2002, 2001 and 2000, respectively. No purchases of delinquent or foreclosed loans were made on securitizations in which the Company did not maintain control over the mortgage loans transferred during the three years ended December 31, 2002.

Fair value of the subordinated bond classes at the date of securitization is measured by estimating the net present value of expected cash flows of the loan collateral. Key economic assumptions used to project cash flows at the time of loan securitization during the three years ended December 31, 2002 were as follows:

| | Mortgage Loan Collateral for NovaStar Mortgage Funding Trust Series | | | | | | |
|---|---|---|---|---|---|---|---|
| | **2002-3** | **2002-2** | **2002-1** | **2001-2** | **2001-1** | **2000-2** | **2000-1** |
| Constant prepayment rate | 24% | 24% | 28% | 28% | 28% | 28% | 27% |
| Average life (in years) | 3.09 | 3.13 | 2.60 | 2.61 | 2.54 | 2.81 | 2.88 |
| Expected total credit losses, net of mortgage insurance | 1.00% | 1.60% | 1.65% | 1.20% | 1.20% | 1.00% | 1.00% |
| Discount rate | 30.0% | 30.0% | 30.0% | 25.0% | 20.0% | 15.0% | 15.0% |

## Note 3. Mortgage Securities – Available-for-Sale

Available-for-sale mortgage securities consisted of the Company's investment in the AAA-rated interest-only, prepayment penalty and other subordinated securities that the Company issued. The primary bonds were sold to parties independent of the Company. Management estimates their fair value by discounting the expected future cash flow of the collateral and bonds. The amortized cost, unrealized gains and losses and estimated fair value of mortgage securities as of December 31, 2002 and 2001 were as follows (in thousands):

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
|---|---|---|---|---|
| As of December 31, 2002 | $102,665 | $77,755 | $1,541 | $178,879 |
| As of December 31, 2001 | 54,594 | 18,695 | 1,705 | 71,584 |

Maturities of mortgage securities owned by the Company depend on repayment characteristics and experience of the underlying financial instruments. The Company expects the securities it owns as of December 31, 2002 to mature in one to five years.

All mortgage securities owned by the Company are pledged for borrowings as discussed in Note 5.

On September 26, 2001, the Company securitized interest-only and prepayment penalty securities and issued NovaStar CAPS Certificates Series 2001-C1 in the amount of $29,250,000. A gain of $14.9 million was recognized on this transaction. A subordinated security, valued by the Company at $8.2 million, was retained entitling the Company to receive cash flows of the collateral once the primary bonds are paid. On October 25, 2002, the primary bonds were paid off and the interest-only and prepayment penalty securities were transferred back to the Company by the trust.

On November 5, 2002, the Company securitized interest-only and prepayment penalty securities and issued NovaStar CAPS Certificate Series 2002-C1 in the amount of $68,000,000. The resecuritization was accounted for as a secured borrowing. In accordance with SFAS 140, control over the transferred assets was not surrendered and thus the transaction was recorded as financing for the mortgage securities.

As of December 31, 2002, key economic assumptions and the sensitivity of the current fair value of retained interests owned by the Company to immediate adverse changes in those assumptions are as follows, on average for the portfolio (dollars in thousands):

| | |
|---|---|
| Carrying amount/fair value of retained interests | $178,879 |
| Average life (in years) | 1.8 |
| Prepayment speed assumption (CPR) | 40 |
| Fair value after a 10% increase | $173,968 |
| Fair value after a 25% increase | $167,873 |
| Expected annual credit losses (percent of current collateral balance) | 1.8 |
| Fair value after a 10% increase | $178,056 |
| Fair value after a 25% increase | $176,663 |
| Residual cash flows discount rate (%) | 25 |
| Fair value after a 500 basis point increase | $168,606 |
| Fair value after a 1000 basis point increase | $159,457 |
| Market interest rates | |
| Fair value after a 100 basis point increase | $168,743 |
| Fair value after a 200 basis point increase | $156,187 |

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The actual static pool credit loss as of December 31, 2002 was 0.13% and the projected static pool credit loss as of December 31, 2003 is 0.17%. Static pool losses are calculated by summing the actual and projected future credit losses and dividing them by the original balance of each pool of assets.

The table below presents quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together with them (in thousands):

| | December 31, | | | | | |
|---|---|---|---|---|---|---|
| | Total Principal Amount of Loans (A) | | Principal Amount of Loans 30 Days or More Past Due | | Net Credit Losses During the Year Ended December 31, | |
| | 2002 | 2001 | 2002 | 2001 | 2002 | 2001 |
| Loans securitized | $2,586,493 | $1,629,668 | $125,700 | $ 91,268 | $ 4,558 | $1,968 |
| Loans held for sale | 965,118 | 131,639 | 37,466 | 17,102 | 484 | 565 |
| Loans held in portfolio | 155,683 | 239,741 | 28,743 | 41,291 | 7,857(B) | 5,811(B) |
| Total loans managed or securitized | $3,707,294 | $2,001,048 | $191,909 | $149,661 | $12,899 | $8,344 |

*(A) Includes assets acquired through foreclosure.*

*(B) Excludes mortgage insurance proceeds on policies paid by the Company and includes interest accrued in excess of 120 days for which the Company had discontinued interest accrued.*

## Note 4. Mortgage Servicing

The Company records mortgage servicing rights arising from the transfer of loans to the securitization trusts. The following schedule summarizes the carrying value of mortgage servicing rights and the activity during 2002 and 2001 (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Balance, January 1 | $6,445 | $ — |
| Amount acquired in purchase of common stock of NFI Holding Corporation | — | 2,922 |
| Amount capitalized in connection with transfer of loans to securitization trusts | 6,070 | 5,654 |
| Amortization | (4,609) | (2,131) |
| Balance, December 31 | $7,906 | $6,445 |

The estimated fair value of the servicing assets aggregated $12.6 million and $6.6 million at December 31, 2002 and December 31, 2001, respectively. The fair value is estimated by either discounting estimated future cash flows from the servicing assets using discount rates that approximate current market rates. The fair value as of December 31, 2002 was determined utilizing a 15% discount rate, credit losses net of mortgage insurance (as a percent of current principal balance) of 1.8% and an annual prepayment rate of 40%.

Mortgage servicing rights are amortized over the expected weighted average life of the related loans. The estimated amortization expense for 2003, 2004 and 2005 is $4.9 million, $2.8 million and $0.2 million, respectively. All mortgage servicing rights will be amortized by the end of 2005.

## Note 5. Borrowings

**Short-term Borrowings** The following tables summarize the Company's repurchase agreements and warehouse agreements as of December 31, 2002 and 2001 (dollars in thousands):

| Repurchase agreements (indexed to one-month LIBOR) | Maximum Borrowing Capacity | Rate | Days to Reset | Balance | Average Daily Balance During the Year |
|---|---|---|---|---|---|
| **December 31, 2002:** | | | | | |
| Agreement expiring March 31, 2003 | $ 50,000 | 1.88% | 29 | $ 40,650 | |
| Agreement expiring September 18, 2003 | 50,000 | 1.88 | 24 | 46,500 | |
| Agreement expiring October 28, 2003 | 50,000 | 1.88 | 27 | 10,914 | |
| Agreement expiring March 31, 2003 | 200,000 | 2.38 | 13 | 84,320 | |
| Agreement expiring September 18, 2003 | 150,000 | 2.38 | 1 | 107,705 | |
| Agreement expiring October 28, 2003 | 300,000 | 2.42 | 10 | 264,658 | |
| Total repurchase agreements | $800,000 | | | $554,747 | $322,748 |
| **December 31, 2001:** | | | | | |
| Agreement expiring October 29, 2002 | $300,000 | 2.88% | 10 | $ 19,989 | |
| Agreement expiring October 22, 2002 | 200,000 | — | — | — | |
| Agreement expiring July 30, 2002 | 200,000 | — | — | — | |
| Agreement expiring October 22, 2002 | 50,000 | 2.37 | 29 | 40,000 | |
| Agreement expiring July 30, 2002 | 50,000 | 2.54 | 10 | 22,000 | |
| Agreement expiring October 29, 2002 | 25,000 | — | — | — | |
| Total repurchase agreements | $825,000 | | | $ 81,989 | $129,034 |

| Warehouse agreements | Maximum Borrowing Capacity | Rate | Days to Reset | Balance | Average Daily Balance During the Year |
|---|---|---|---|---|---|
| **December 31, 2002:** | | | | | |
| Agreement expiring March 3, 2003 | | | | | |
| (indexed to Federal funds rate) | $125,000 | 2.74 | Daily | $123,317 | |
| Agreement expiring September 29, 2003 | | | | | |
| (indexed to one-month LIBOR) | 250,000 | 2.98 | Daily | 230,160 | |
| Agreement expiring December 6, 2003 | | | | | |
| (indexed to one-month LIBOR) | 200,000 | 2.51 | Daily | 117,312 | |
| Total warehouse agreements | $575,000 | | | $470,789 | $114,639 |
| **December 31, 2001:** | | | | | |
| Agreement expiring October 29, 2002 | | | | | |
| (indexed to Federal funds rate) | $ 75,000 | 3.32 | Daily | $ 46,111 | |
| Agreement expiring February 19, 2002 | | | | | |
| (indexed to one-month LIBOR) | 60,000 | 3.47 | Daily | 15,250 | |
| Total warehouse agreements | $135,000 | | | $ 61,361 | $ 50,448 |

The Company's mortgage loans and securities are pledged as collateral on borrowings. All short-term financing arrangements require the Company to maintain minimum tangible net worth, meet a minimum equity ratio test and comply with other customary debt covenants. The Company complies with all debt covenants.

Repurchase agreements generally contain margin calls under which a portion of the borrowings must be repayed if the fair value of the mortgage securities or mortgage loans collateralizing the repurchase agreements, falls under a predefined ratio to the borrowings outstanding.

**Asset-backed Bonds (ABB)** The Company issued ABB secured by its mortgage loans as a means for long-term financing. For financial reporting and tax purposes, the mortgage loans held in portfolio as collateral are recorded as assets of the Company and the ABB are recorded as debt. Interest and principal on each ABB is payable only from principal and interest on the underlying mortgage loans collateralizing the ABB. Interest rates reset monthly and are indexed to one-month LIBOR. The estimated weighted-average months to maturity is based on estimates and assumptions made by management. The actual maturity may differ from expectations. However, the Company retains the option to repay the ABB, and reacquire the mortgage loans, when the remaining unpaid principal balance of the underlying mortgage loans falls below 35% of their original amounts for issue 1997-1 and 25% on 1997-2, 1998-1 and 1998-2.

On November 5, 2002, the Company issued ABB in the amount of $68 million secured by the AAA-IO and prepayment penalty mortgage securities of NMFT 2001-1 and NMFT 2001-2 as a means for long-term financing. The mortgage securities are recorded as assets of the Company and the ABB are recorded as debt. The performance of the mortgage loan collateral underlying these securities, as presented in Note 2 directly affects the performance of the 2002-C1 bond. The interest rate is fixed at 7.15% and the estimated weighted average months to maturity is based on estimates and assumptions made by management. The actual maturity may differ from expectations.

Following is a summary of outstanding ABB and related loans (dollars in thousands):

| | Asset-backed Bonds | | Mortgage Loans | | |
|---|---|---|---|---|---|
| | Remaining Principal | Interest Rate | Remaining Principal (A) | Weighted Average Coupon | Estimated Weighted Average Months to Call |
| **As of December 31, 2002:** | | | | | |
| NovaStar Home Equity Series: | | | | | |
| Collateralizing Mortgage Loans: | | | | | |
| Issue 1997-1 | $ 17,147 | 1.88% | $19,076 | 10.27% | — |
| Issue 1997-2 | 20,714 | 1.88 | 22,812 | 10.51 | — |
| Issue 1998-1 | 39,692 | 1.82 | 44,363 | 10.02 | — |
| Issue 1998-2 | 65,906 | 1.63 | 69,432 | 9.85 | — |
| Collateralizing Mortgage Securities: | | | | | |
| Issue 2002-C1 | 57,219 | 7.15 (B) | (B) | (B) | (B) |
| Unamortized debt issuance costs, net | (986) | | | | |
| | $199,692 | | | | |
| **As of December 31, 2001:** | | | | | |
| NovaStar Home Equity Series: | | | | | |
| Collateralizing Mortgage Loans: | | | | | |
| Issue 1997-1 | $ 29,942 | 2.41% | $33,035 | 10.90% | — |
| Issue 1997-2 | 30,629 | 2.44 | 33,525 | 10.79 | — |
| Issue 1998-1 | 59,751 | 2.33 | 68,326 | 10.45 | — |
| Issue 1998-2 | 98,790 | 2.31 | 104,855 | 10.18 | 9 |
| Unamortized debt issuance costs, net | (64) | | | | |
| | $219,048 | | | | |

*(A) Includes assets acquired through foreclosure.*

*(B) Collateral for the 2002-C1 asset backed bond is the AAA-IO and prepayment penalty mortgage securities of NMFT 2001-1 and NMFT 2001-2.*

## Note 6. Derivative Instruments and Hedge Activity

The Company's objective and strategy for using derivative instruments is to mitigate the risk of increased costs on its variable rate liabilities during a period of rising rates. The Company's primary goals for managing interest rate risk are to maintain the net interest margin between its assets and liabilities and diminish the effect of changes in general interest rate levels on the market value of the Company.

The derivative instruments used by the Company to manage this risk are interest rate caps and interest rate swaps. Interest rate caps are contracts in which the Company pays either an upfront premium or quarterly premium to a counterparty. In return, the Company receives payments from the counterparty when interest rates rise above a certain rate specified in the contract. The interest rate swap agreements to which the Company is party stipulate that the Company pay a fixed rate of interest to the counterparty and the counterparty pays the company a variable rate of interest based on the notional amount of the contract. The liabilities the Company hedges are asset-backed bonds and borrowings under its warehouse, mortgage loan and mortgage security repurchase agreements as discussed in Note 5.

All of the Company's derivative instruments that meet the hedge accounting criteria of SFAS No. 133 are considered cash flow hedges. The Company does have some derivative instruments that do not meet the requirements for hedge accounting as of December 31, 2002. However, they contribute to the Company's overall risk management strategy by serving to reduce interest rate risk on average short-term borrowings used to fund loans held for sale. The following tables present derivative instruments as of December 31, 2002 and 2001 (dollars in thousands):

| | Notional amount | Fair Value | Maximum Days to Maturity |
|---|---|---|---|
| **As of December 31, 2002:** | | | |
| Cash flow hedge derivative instruments | $ 435,000 | $(11,267) | 815 |
| Non-hedge derivative instruments | 1,648,486 | (6,977) | 1,090 |
| Total derivative instruments | $2,083,486 | $(18,244) | |
| **As of December 31, 2001:** | | | |
| Cash flow hedge derivative instruments | $ 335,000 | $ (8,044) | 839 |
| Non-hedge derivative instruments | 595,000 | (1,804) | 1,090 |
| Total derivative instruments | $ 930,000 | $ (9,848) | |

During the three years ended December 31, 2002, the Company recognized $10,294,000, $2,278,000 and $4,000, respectively, in net expense on derivative instruments qualifying as cash flow hedges, which is recorded as a component of interest expense. The 2002 net expense on derivative instruments is made up of the following components (in thousands):

| | |
|---|---|
| Net settlement costs | $(10,397) |
| Other amortization | 103 |
| Total net expense on cash flow hedges | $(10,294) |

The net amount included in other comprehensive income expected to be reclassified into earnings within the next twelve months is a charge to earnings of approximately $8.8 million.

The Company's derivative instruments involve, to varying degrees, elements of credit and market risk in addition to the amount recognized in the consolidated financial statements.

**Credit Risk** The Company's exposure to credit risk on derivative instruments is limited to the cost of replacing contracts should the counterparty fail. The Company seeks to minimize credit risk through the use of credit approval and review processes, the selection of only the most creditworthy counterparties, continuing review and monitoring of all counterparties, exposure reduction techniques and thorough legal scrutiny of agreements. Before engaging in negotiated derivative transactions with any counterparty, the Company has in place fully executed written agreements. Agreements with counterparties also call for full two-way netting of payments. Under these agreements, on each payment exchange date all gains and losses of counterparties are netted into a single amount, limiting exposure to the counterparty to any net receivable amount due.

**Market Risk** The potential for financial loss due to adverse changes in market interest rates is a function of the sensitivity of each position to changes in interest rates, the degree to which each position can affect future earnings under adverse market conditions, the source and nature of funding for the position, and the net effect due to offsetting positions. The derivative instruments utilized leave the Company in a market position that is designed to be a better position than if the derivative instrument had not been used in interest rate risk management.

**Other Risk Considerations** The Company is cognizant of the risks involved with derivative instruments and has policies and procedures in place to mitigate risk associated with the use of derivative instruments in ways appropriate to its business activities, considering its risk profile as a limited end-user.

## Note 7. Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments presents amounts that have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies could have a material impact on the estimated fair value amounts.

The estimated fair values of the Company's financial instruments are as follows as of December 31, (in thousands):

| | 2002 | | 2001 | |
|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Financial assets: | | | | |
| Mortgage loans | | | | |
| Held-for-sale | $983,633 | $995,320 | $139,527 | $143,009 |
| Held-in-portfolio | 149,876 | 151,954 | 226,033 | 227,071 |
| Mortgage securities - available-for-sale | 178,879 | 178,879 | 71,584 | 71,584 |
| Mortgage servicing rights | 7,906 | 12,617 | 6,445 | 6,647 |
| Financial liabilities: | | | | |
| Borrowings: | | | | |
| Short-term | 1,025,536 | 1,025,536 | 143,350 | 143,350 |
| Asset-backed bonds | 199,692 | 199,352 | 219,048 | 218,131 |
| Derivative instruments | (18,244) | (18,244) | (9,848) | (9,848) |

The fair value of mortgage assets, derivative instruments and borrowings is estimated by discounting projected future cash flows at appropriate rates. Expected prepayments are used in estimating the fair value of mortgage assets. The fair values of cash and cash equivalents and accrued interest receivable and payable approximates their carrying value.

## Note 8. Stockholders' Equity

Terms of the Class B, convertible preferred stock issued in 1999 allowed the Company to redeem the shares for $7.00 per share beginning April 1, 2002. In February 2002, the Company notified the preferred shareholders of its intent to redeem all of the outstanding preferred shares at the earliest possible time. On February 21, 2002, the preferred shareholders exercised their options to convert to common shares.

As of December 31, 2001, the Company had 1,162,731 warrants outstanding for the purchase of Company common stock. On January 30, 2002, warrant holders surrendered 350,000 warrants with an exercise price of $6.94 in a "cashless" exchange for 210,703 shares of the Company's common stock valued at $17.43 per share. On April 5, 2002, the Company acquired the remaining 812,731 warrants with an exercise price of $4.56 from warrant holders for $9.5 million.

The Company's Board of Directors has approved the purchase of up to $9,000,000 of the Company's common stock. No shares were purchased in 2002. During the year ended December 31, 2001, 115,147 shares were purchased with an aggregate purchase price of $655,000. The purchased shares have been returned to the Company's authorized but unissued shares of common stock. All common stock purchases are charged against additional paid-in capital.

Following is a rollforward of accumulated other comprehensive income for the three years ended December 31, 2002 (in thousands):

| | Available-for-sale Securities | Derivative Instruments Used in Cash Flow Hedges | Total |
|---|---|---|---|
| **Balance, January 1, 2000** | $ 242 | $ — | $ 242 |
| Change in unrealized gain (loss) | 9,926 | — | 9,926 |
| Other comprehensive income (loss) | 9,926 | — | 9,926 |
| **Balance, December 31, 2000** | 10,168 | — | 10,168 |
| Change in unrealized gain (loss) | 21,768 | (9,882) | 11,886 |
| Implementation of SFAS No. 133 | — | 34 | 34 |
| Net settlements reclassified to earnings | — | 2,087 | 2,087 |
| Realized gain reclassified to earnings | (14,946) | — | (14,946) |
| Other amortization | — | (52) | (52) |
| Other comprehensive income (loss) | 6,822 | (7,813) | (991) |
| **Balance, December 31, 2001** | 16,990 | (7,813) | 9,177 |
| Change in unrealized gain (loss) | 55,649 | (12,185) | 43,464 |
| Net settlements reclassified to earnings | — | 10,397 | 10,397 |
| Other amortization | — | (103) | (103) |
| Other comprehensive income (loss) | 55,649 | (1,891) | 53,758 |
| **Balance, December 31, 2002** | $72,639 | $(9,704) | $62,935 |

## Note 9. Transactions with Founders

In connection with the initial formation and capitalization of the Company, the two founders acquired 216,666 shares of common stock along with warrants to acquire 216,666 additional shares in exchange for non-recourse forgivable promissory notes. Pursuant to the terms of the agreements, the notes were to be forgiven if certain incentive targets were met. The targets were met in 1997, and notes related to 72,222 shares were forgiven. The incentive targets were not met in 1998, 1999, or 2000 and, accordingly, no debt forgiveness occurred in those years. For accounting purposes, the arrangement has been accounted for as a restricted stock award, and the notes receivable included in the accompanying consolidated balance sheets have been adjusted to an amount equal to the fair value of the remaining unearned shares at each balance sheet date. The Company added $260,000 of accrued interest recognized in 1997 on these notes from the founders to the principal of new notes. The warrants were not exercised and expired in 2001.

During 1998, the founders exercised options to acquire 289,332 shares of common stock in exchange for non-recourse promissory notes aggregating $4,340,000.

The Company advanced $584,000 to the founders for the payment of their personal tax liability arising from the 1997 forgiveness referred to above and advanced $70,000 in order for the founders to inject capital into NFI Holding Corporation in 1999. Additionally, accrued interest balances related to the borrowings above aggregated $579,000 at December 31, 2000 and December 31, 1999.

No interest was recorded or received by the Company during 2001 and 2000 relating to the above notes. Interest income recorded by the Company related to the notes aggregated $496,000 in 1999. Interest paid by the founders aggregated $177,000 in 1999.

On January 1, 2001, the Company and its founders entered into a series of transactions, which resulted in a significant modification of the transactions described above. The founders returned the 289,332 shares of common stock acquired in 1998 and the Company cancelled the related non-recourse debt. Additionally, the Company purchased the voting common stock of NFI Holding Corporation from the founders for $370,000. The number of common shares purchased from the founders was 1,000 at a $0.01 par value. This business combination was treated under the purchase accounting method. As a result of this purchase, NFI Holding Corporation became a wholly-owned subsidiary of the Company on January 1, 2001. The Company also repurchased the 72,222 shares acquired by the founders in 1997, paying $271,000.

The founders used the $641,000 received from the sale of NFI Holding Corporation and Company common stock to repay a portion of their obligations described above. The remaining obligations, aggregating $1,393,000 have been rewritten into new non-recourse, non interest-bearing promissory notes. Those notes will be forgiven and charged to expense in equal installments over 10 years as long as the Company employs the founders on December 31st of each year. The notes will be forgiven in full in the event of a change in control. During the years ended December 31, 2002 and 2001, the Company recognized $139,000 in compensation expense related to these notes. The founders have each pledged 72,222 shares of common stock as collateral for these loans. The activity on January 1, 2001 can be summarized as follows (in thousands):

| | |
|---|---|
| Balance of forgivable notes, December 31, 2000 | $6,374 |
| Cash received from founders | (641) |
| Return of shares subject to non-recourse notes | (4,340) |
| Balance of forgivable notes, January 1, 2001 | $1,393 |

Following is a summary of the Company's consolidated operating results for the year ended December 31, 2001 and unaudited pro forma results for the years ended December 31, 2000 as though the acquisition of the common stock of NFI Holding Corporation had occurred at the beginning of that period:

| | For the Year Ended December 31, | |
|---|---|---|
| | 2001 | Pro Forma 2000 |
| Interest income | $57,904 | $60,815 |
| Interest expense | 28,588 | 42,907 |
| Net interest income before provision for credit losses | 29,316 | 17,908 |
| Provision for credit losses | (3,608) | (5,623) |
| Net interest income | 25,708 | 12,285 |
| Gain (loss) on derivative instruments and sales of mortgage assets | 34,616 | 13,967 |
| Fee income | 20,204 | 9,908 |
| Other income, net | (9) | 2,181 |
| General and administrative expenses | 46,505 | 32,715 |
| Income before cumulative effect of a change in accounting principle | 34,014 | 5,626 |
| Cumulative effect of a change in accounting principle | (1,706) | — |
| Net income | 32,308 | 5,626 |
| Dividends on preferred shares | (5,025) | (2,100) |
| Net income available to common shareholders | $27,283 | $ 3,526 |
| Basic earnings per share | $ 3.22 | $ 0.51 |
| Diluted earnings per share | $ 3.02 | $ 0.50 |

## Note 10. Income Taxes

The components of income tax expense (benefit) allocated to earnings are as follows (in thousands):

| | For the Year Ended December 31, 2002 |
|---|---|
| Current | $ 2,621 |
| Deferred | (4,652) |
| Total income tax expense (benefit) | $(2,031) |

The difference between expected income tax benefit computed at the federal statutory rate of 34% and actual income tax benefit recorded at the taxable REIT subsidiary is as follows (in thousands):

| | For the Year Ended December 31, 2002 |
|---|---|
| Income tax at statutory rate (taxable REIT subsidiary) | $(3,755) |
| State income taxes | (442) |
| Nondeductible expenses | 117 |
| Unrealized gain on security sale to REIT | 805 |
| Other | 1,244 |
| Total income tax expense (benefit) | $(2,031) |

The tax effects of temporary differences that give rise to the significant portions of the deferred tax assets and liabilities are as follows (in thousands):

| | For the Year Ended December 31, 2002 |
|---|---|
| Deferred tax assets: | |
| Unrealized loss on derivative instruments | $3,108 |
| Excess inclusion | 2,383 |
| Net operating losses | 1,368 |
| SFAS 133 unrealized loss | 1,396 |
| Other | 991 |
| Deferred tax asset | 9,246 |
| Deferred tax liabilities: | |
| SFAS 115 unrealized gain | 3,576 |
| Mortgage servicing rights | 3,004 |
| Other | 200 |
| Deferred tax liability | 6,780 |
| Net deferred tax asset | $2,466 |

The Company has Federal net operating loss carryforwards as of December 31, 2002 of approximately $3.4 million that will expire in 2022, if not utilized.

## Note 11. Stock Option Plan

The Company's 1996 Stock Option Plan (the Plan) provides for the grant of qualified incentive stock options (ISOs), non-qualified stock options (NQSOs), deferred stock, restricted stock, performance shares, stock appreciation and limited stock awards and dividend equivalent rights (DERs). ISOs may be granted to the officers and employees of the Company. NQSOs and awards may be granted to the directors, officers, employees, agents and consultants of the Company or any subsidiaries. Under the terms of the Plan, the number of shares available for issuance is equal to 10% of the Company's outstanding common stock. Individuals who receive awards under the Plan will vest in those awards ratably over a four-year period. Unless previously terminated by the Board of Directors, the Plan will terminate on September 1, 2006.

All options have been granted at exercise prices greater than or equal to the estimated fair value of the underlying stock at the date of grant. Outstanding options vest over four years and expire ten years after the date of grant. The following table summarizes option activity under the 1996 Plan for 2002, 2001 and 2000, respectively:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Shares | Weighted Average Price | Shares | Weighted Average Price | Shares | Weighted Average Price |
| Outstanding at the beginning of year | 539,420 | $ 9.38 | 541,910 | $ 7.63 | 357,720 | $10.16 |
| Granted | 157,000 | 24.55 | 112,500 | 13.45 | 249,500 | 3.74 |
| Exercised | (177,625) | 6.09 | (113,250) | 5.60 | (10,000) | 1.26 |
| Canceled | (2,460) | 16.50 | (1,740) | 18.00 | (55,310) | 7.57 |
| Outstanding at the end of year | 516,335 | $14.94 | 539,420 | $9.38 | 541,910 | $ 7.63 |
| Exercisable at the end of year | 147,210 | $15.25 | 203,045 | $12.37 | 184,745 | $11.63 |
| Compensation expense relating to variable awards, in thousands | $2,473 | | $704 | | | |

Certain options granted during 2002, 2001 and 2000 were granted with DERs. In December 2001, the Company's Board of Directors approved that certain existing and all future stock option grants have DERs attached to them. Under the terms of the DERs, a recipient is entitled to receive additional shares of stock upon the exercise of options. The DERs accrue at a rate equal to the number of options outstanding times the dividends per share amount at each dividend date. The accrued DERs convert to shares based on the stock's fair value on the dividend declaration date. Certain of the options exercised in 2002, 2001 and 2000 had DERs attached to them when issued. As a result of these exercises, an additional 1,613, 889 and 838 shares of common stock were issued in 2002, 2001 and 2000, respectively. As discussed in Note 9, the Company's two founders exercised options to acquire 289,332 shares of common stock in 1998, which were returned to the Company January 1, 2001.

The following table presents information on stock options outstanding as of December 31, 2002:

| | Outstanding | | | Exercisable | |
|---|---|---|---|---|---|
| Exercise Price | Quantity | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Quantity | Weighted Average Exercise Price |
| $3.06 – $5.88 | 143,375 | 7.95 | $ 3.75 | 13,625 | $ 3.71 |
| $6.38 - $15.82 | 125,750 | 8.68 | 13.32 | 35,875 | 11.95 |
| $18.00 - $25.93 | 247,210 | 7.93 | 22.26 | 97,710 | 18.07 |
| | 516,335 | 8.12 | $14.94 | 147,210 | $15.25 |

## Note 12. Segment Reporting

The Company reviews, manages and operates its business in three segments. These business segments are: mortgage portfolio management, mortgage lending and loan servicing and branches. Mortgage portfolio management operating results are driven from the income generated on the assets we manage less associated management costs. Mortgage lending and loan servicing operations include the marketing, underwriting and funding of loan production. Servicing operations represent the income and costs to service our on and off -balance sheet loans (See Note 2). Branches include the collective income generated by NovaStar Home Mortgage brokers and the associated operating costs. Also, the corporate-level income and costs to support the NHMI branches as well as the LLC branches is represented in our branches segment.

The Company's operations were restructured into this decentralized organization structure beginning January 1, 2001 as the branches became more significant to the overall performance of the Company. Prior to 2001, the Company managed its operations under one industry segment: the origination, servicing and management of non-conforming mortgage loans. As such, it is not practicable to provide segment information for 2000.

Following is a summary of income and assets by the Company's primary operating units for the year ended December 31, 2002 and 2001 (in thousands):

| For the Year Ended December 31, 2002: | Mortgage Portfolio Management | Mortgage Lending and Loan Servicing | Branches | Total |
|---|---|---|---|---|
| Interest income | $ 68,183 | $ 38,960 | $ — | $ 107,143 |
| Interest expense | (15,650) | (22,946) | — | (38,596) |
| Net interest income before provision for credit losses | 52,533 | 16,014 | — | 68,547 |
| Provision for losses | 432 | — | — | 432 |
| Gains (losses) on sales of mortgage loans | (791) | 54,096 | — | 53,305 |
| Fee income | — | 13,475 | 20,355 | 33,830 |
| Losses on derivative instruments | (2,282) | (23,691) | — | (25,973) |
| Other income | 108 | 1,013 | 62 | 1,183 |
| General and administrative expenses | (6,449) | (59,305) | (18,840) | (84,594) |
| Income before income tax | 43,551 | 1,602 | 1,577 | 46,730 |
| Income tax benefit (expense) | — | 3,372 | (1,341) | 2,031 |
| Net income | $ 43,551 | $ 4,974 | $ 236 | $ 48,761 |
| **December 31, 2002:** | | | | |
| Total assets | $387,600 | $1,053,264 | $11,633 | $1,452,497 |

| For the Year Ended December 31, 2001: | Mortgage Portfolio Management | Mortgage Lending and Loan Servicing | Branches | Total |
|---|---|---|---|---|
| Interest income | $ 38,306 | $ 19,513 | $ 85 | $ 57,904 |
| Interest expense | (18,970) | (9,618) | — | (28,588) |
| Net interest income | 19,336 | 9,895 | 85 | 29,316 |
| Provision for losses | (3,608) | — | — | (3,608) |
| Gains (losses) on sales of mortgage loans | 14,745 | 22,431 | 171 | 37,347 |
| Fee income | — | 3,453 | 16,751 | 20,204 |
| Losses on derivative instruments | — | (2,731) | — | (2,731) |
| Other income (expense) | 639 | (648) | — | (9) |
| General and administrative expenses | (3,681) | (26,573) | (16,251) | (46,505) |
| Income before cumulative effect of a change in accounting principle | 27,431 | 5,827 | 756 | 34,014 |
| Cumulative effect of a change in accounting principle | (1,385) | (321) | — | (1,706) |
| Net income | $ 26,046 | $ 5,506 | $ 756 | $ 32,308 |
| **December 31, 2001:** | | | | |
| Total assets | $344,676 | $152,593 | $15,111 | $ 512,380 |

Intersegment revenues and expenses that were eliminated in consolidation were as follows (in thousands):

| | 2002 | 2001 |
|---|---|---|
| Amounts paid to mortgage lending and servicing from mortgage portfolio : | | |
| Loan servicing fees | $1,074 | $1,573 |
| Administrative fees | 449 | 704 |
| Amounts received from mortgage lending and servicing to mortgage portfolio: | | |
| Intercompany interest income | (8,637) | (3,931) |
| Guaranty, commitment, loan sale and securitization fees | (6,001) | (3,871) |

## Note 13. Supplemental Disclosure of Cash Flow Information

| (in thousands): | 2002 | 2001 | 2000 |
|---|---|---|---|
| Cash paid for interest | $ 37,546 | $ 28,918 | $ 34,610 |
| Cash paid for taxes | $ 3,581 | $ 684 | $ 2 |
| Non-cash items: | | | |
| Dividends payable | $ 16,768 | $ 4,758 | $ 525 |
| Securities retained in securitizations | $(90,785) | $(59,570) | $(33,370) |
| Retention of mortgage servicing rights | $ 6,070 | $ 5,654 | $ 2,993 |
| Surrender of warrants | $ 3,673 | $ — | $ — |
| Assets acquired through foreclosure | $ 8,417 | $ 20,159 | $ 34,596 |

Non-cash activities related to the acquisition of common stock of NFI Holding Corporation on January 1, 2001 were as follows (in thousands):

| | 2001 |
|---|---|
| Operating activities: | |
| Increase in mortgage loans held-for-sale | $(81,733) |
| Increase in other assets | $(11,132) |
| Decrease in other liabilities | $ (9,422) |
| Investing activities: | |
| Increase in real estate owned | $ (892) |
| Financing activities: | |
| Increase in borrowings | $ 36,900 |
| Non-cash financing activities related to founders' notes receivable: | |
| Decrease in founders' notes receivable | $ 4,340 |
| Decrease in additional paid-in capital | $ (4,340) |

## Note 14. Commitments, Guarantees and Contingencies

The Company makes commitments to borrowers to fund residential mortgage loans as well as commitments to purchase and sell mortgage loans to third parties. At December 31, 2002, the Company had outstanding commitments to originate, purchase and sell loans of $108 million, $16 million and $98 million, respectively. The Company leases other office space under various operating lease agreements. Rent expense for 2002, 2001 and 2000, aggregated $2.4 million, $1.5 million and $1.3 million respectively. Future minimum lease commitments under those leases are as follows (in thousands).

| | Lease Obligations |
|---|---|
| 2003 | $4,395 |
| 2004 | 2,849 |
| 2005 | 1,750 |
| 2006 | 1,471 |
| 2007 | 1,302 |
| Thereafter | 1,396 |

On August 12, 2002, the Company entered into a lease agreement for its new corporate headquarters in Kansas City, Missouri. Under this agreement, the lessor agreed to repay the Company for certain existing lease obligations. The Company received approximately $62,000 related to this agreement in 2002 and expects to receive approximately $2.3 million in future payments through 2007 from the lessor unless the properties we previously occupied are subleased.

The Company has also entered into various sublease agreements for office space formerly occupied by the Company. The Company received approximately $704,000 in 2002 related to these agreements and expects to receive approximately $501,000 in future payments through 2004.

In the ordinary course of business, the Company sells loans with recourse for borrower defaults. For loans that have been sold with recourse and are no longer on the Company's balance sheet, the recourse component is considered a guarantee. The Company sold loans with recourse for borrower defaults totaling $142.2 million and $73.3 million in 2002 and 2001, respectively. The Company's reserve related to these guarantees totaled $29,000 and $25,000 as of December 31, 2002 and 2001, respectively.

In the ordinary course of business, the Company sells loans with and without recourse for borrower defaults that may have to be subsequently repurchased due to defects in the loan origination process. The Company typically guarantees to cover investor losses should origination defects occur. The defects are categorized as documentation and underwriting errors, judgments, early payment defaults and fraud. If a defect is identified, the Company is required to repurchase the loan. As of December 31, 2002, the Company had loans sold without recourse with an outstanding principal balance of $2.6 billion.

In the normal course of its business, the Company is subject to various legal proceedings and claims, the resolution of which, in the opinion of management, will not have a material adverse effect on the Company's financial condition or results of operations.

## Note 15. Affiliated Branches

As discussed in Note 1, the Company is party to LLC agreements for the purpose of establishing affiliated branches. As of December 31, 2002 and 2001, there were 207, and 108 such affiliated branches. For the years ended December 31, 2002, 2001 and 2000, the Company recorded fee income aggregating $5.2 million, $1.9 million and $97,000, respectively, for providing administrative services for affiliated branches. During 2002, 2001 and 2000, the aggregate amount of loans brokered by affiliated branches were approximately $2.2 billion, $710.3 million and $26.2 million, respectively. Of those amounts, approximately $399.6 million, $110.5 million and $5.1 million, respectively, were acquired by the Company's mortgage subsidiary. The aggregate premiums paid by the Company for loans brokered by the affiliated branches were approximately $5.1 million, $1.2 million and $28,000 for the years ended December 31,

2002, 2001 and 2000, respectively. In conjunction with the use of the Company's mortgage broker license, the Company is contingently liable for limited representations and warrantees of the affiliated branches as well as certain operating liabilities in the event that the LLCs are unable to meet their obligations upon dissolution. The Company requires that the branch managers maintain a reserve with the Company to cover such obligations. Historically, the amounts that the Company has been required to pay as a result of these arrangements have been insignificant. The Company records an estimate of obligations regarding affiliated branch arrangements in the consolidated financial statements.

## Note 16. Transactions With and Condensed Financial Statements of NFI Holding Corporation and Subsidiaries

The Company has executed agreements with NFI Holding Corporation and its wholly owned subsidiary, NovaStar Mortgage, Inc. These agreements include loan servicing support, financing commitment and guaranty spread agreements. In addition, the Company entered into a securitization consulting agreement whereby NovaStar Mortgage pays a fee to the Company for expertise in negotiating and coordinating the securitization transactions executed by NovaStar Mortgage. NovaStar Mortgage also services loans held in the Company's portfolio. Fees for these agreements are based on transaction volumes. During 2000, the Company paid NovaStar Mortgage $3,127,000 under these agreements and received $3,106,000. Net fees under these agreements are recorded as a component of "other income and expense."

## Note 17. Earnings Per Share

The computations of basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 are as follows (in thousands except per share amounts):

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| **Numerator** | $48,761 | $32,308 | $5,626 |
| **Denominator:** | | | |
| Weighted average common shares outstanding – basic: | | | |
| Common shares outstanding | 10,379 | 5,739 | 6,851 |
| Convertible preferred stock | — | 4,286 | 4,286 |
| Weighted average common shares outstanding – basic | 10,379 | 10,025 | 11,137 |
| Weighted average common shares outstanding – dilutive: | | | |
| Stock options | 262 | 189 | 6 |
| Warrants | 189 | 477 | — |
| Weighted average common shares outstanding – dilutive | 10,830 | 10,691 | 11,143 |
| Basic earnings per share | $4.70 | $3.22 | $0.51 |
| Diluted earnings per share | $4.50 | $3.02 | $0.50 |

The following stock options and warrants to purchase shares of common stock were outstanding during each period presented, but were not included in the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares for the periods presented, therefore, the effect would be antidilutive:

| | For the Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Number of stock options and warrants (in thousands) | 150 | 210 | 5,706 |
| Weighted average exercise price | $24.99 | $16.33 | $9.97 |

## Note 18. Condensed Quarterly Financial Information (unaudited)

Following is condensed consolidated quarterly operating results for the Company (in thousands, except per share amounts):

| | 2002 Quarters | | | | 2001 Quarters | | | |
|---|---|---|---|---|---|---|---|---|
| | First | Second | Third | Fourth | First | Second | Third | Fourth |
| Net interest income | $9,689 | $15,443 | $16,586 | $26,829 | $5,535 | $6,901 | $ 9,149 | $7,731 |
| Provision for credit losses | 133 | (379) | (383) | 197 | 480 | 1,279 | 879 | 970 |
| Income before income tax and cumulative effect of a change in accounting principle | 10,221 | 7,752 | 11,359 | 17,398 | 4,719 | 4,188 | 18,936 | 6,171 |
| Gain on sales of mortgage assets | 4,630 | 15,993 | 17,293 | 15,389 | 5,023 | 4,540 | 22,240 | 5,544 |
| Gain (loss) on derivative instruments | 4,692 | (12,336) | (13,245) | (5,084) | — | — | (3,255) | 524 |
| Income tax benefit (expense) | (1,300) | 2,638 | 840 | (147) | — | — | — | — |
| Cumulative effect of a change in accounting principle | — | — | — | — | 1,706 | — | — | — |
| Net income | 8,921 | 10,390 | 12,199 | 17,251 | 3,013 | 4,188 | 18,936 | 6,171 |
| Dividends on preferred stock | — | — | — | — | 525 | 557 | 2,505 | 1,438 |
| Net income available to common shareholders | $8,921 | $10,390 | $12,199 | $17,251 | $2,488 | $3,631 | $16,431 | $4,733 |
| Basic earnings per share – before cumulative effect of a change in accounting principle | $0.87 | $1.00 | $1.17 | $1.66 | $0.47 | $0.42 | $1.89 | $0.61 |
| Basic loss per share due to cumulative effect of a change in accounting principle | — | — | — | — | (0.17) | — | — | — |
| Basic earnings per share | $0.87 | $1.00 | $1.17 | $1.66 | $0.30 | $0.42 | $1.89 | $0.61 |
| Diluted earnings per share – before cumulative effect of a change in accounting principle | $0.80 | $0.97 | $1.14 | $1.62 | $0.47 | $0.40 | $1.76 | $0.56 |
| Diluted loss per share due to cumulative effect of a change in accounting principle | — | — | — | — | (0.17) | — | — | — |
| Diluted earnings per share | $0.80 | $0.97 | $1.14 | $1.62 | $0.30 | $0.40 | $1.76 | $0.56 |

## Independent Auditors' Report

To the Board of Directors and Stockholders of
NovaStar Financial, Inc.
Kansas City, Missouri

We have audited the accompanying consolidated balance sheets of NovaStar Financial, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of the Company for the year ended December 31, 2000 were audited by other auditors whose report, dated February 9, 2001, expressed an unqualified opinion on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 and 2001 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Kansas City, Missouri
February 14, 2003

### Registrar and Transfer Agent

UMB Bank N.A.
928 Grand Boulevard
13th Floor
Kansas City, Missouri 64106
816.860.7786

### Stock Information

Our common stock is listed on the New York Stock Exchange (NYSE) under the symbol "NFI". Following are the high and low stock prices (as reported by the NYSE) and cash dividends for the quarterly periods of 2001 and 2002.

| Period | High | Low | Dividend |
|---|---|---|---|
| 2001: | | | |
| January 1 – March 31 | $ 6.20 | $ 3.75 | $ — |
| April 1 – June 30 | 8.50 | 5.55 | 0.13 |
| July 1 – September 30 | 11.80 | 8.05 | 0.36 |
| October 1 – December 31 | 18.10 | 10.35 | 0.47 |
| 2002: | | | |
| January 1 – March 31 | 19.50 | 15.00 | 0.80 |
| April 1 – June 30 | 35.75 | 18.90 | 0.90 |
| July 1 – September 30 | 35.49 | 19.00 | 1.00 |
| October 1 – December 31 | 32.80 | 18.01 | 1.60 |

### Filings with the Securities and Exchange Commission (SEC)

A copy of filings we have made with the Securities and Exchange Commission (SEC), including our 2002 annual filing on Form 10-K, may be obtained through the web site of the SEC (www.sec.gov), on our web site (www.novastaris.com) or by contacting us directly.

NovaStar Financial, Inc.
Investor Relations
8140 Ward Parkway, Suite 300
Kansas City, Missouri 64114
816.237.7000
E-mail: ir@novastar1.com

### Annual Meeting

10:00 a.m. May 29, 2003

NovaStar Financial, Inc.
8140 Ward Parkway, Suite 300
Kansas City, MO 64114
816.237.7000

### Counsel

Tobin & Tobin
San Francisco, California

Jeffers, Shaff & Falk, LLP
Irvine, California

### Independent Accountants

Deloitte & Touche LLP
Kansas City, Missouri

## OFFICERS

### NovaStar Financial, Inc.

Scott Hartman
Chairman and CEO

Lance Anderson
President and COO

Mike Bamburg
Sr. Vice President - Portfolio

Wenhui Fang
Vice President - Portfolio Management

Dave Farris
Vice President - Portfolio Management

Matt Kaltenrieder
Vice President - Securitization

Zhao Rong
Vice President - Portfolio Management

Rodney Schwatken
Vice President - Controller

### NovaStar Mortgage, Inc.

Lance Anderson
President and CEO

Scott Hartman
Executive Vice President

Jim Anderson
Sr. Vice President - Wholesale West

Mike Enos
Sr. Vice President - Marketing

Angela Gardiner
Sr. Vice President - Quality Control

Scott Hebdon
Sr. Vice President & Chief Credit Officer

Marian (Lainey) Hess
Sr. Vice President - Human Resources

Steve Landes
Sr. Vice President - Retail

Chris Miller
Sr. Vice President - Servicing

Ray Norris
Sr. Vice President - Information Systems

Dave Pazgan
Sr. Vice President - Wholesale East

Joseph Balch
Regional Vice President

Bradley Burt
Regional Vice President

Adrian Cox
Regional Vice President

Allen Friedman
Regional Vice President

Susan Johnson
Regional Vice President

Monica Price
Regional Vice President

Jon Roller
Regional Vice President

Joseph Sampson
Regional Vice President

John Schrader
Regional Vice President

Jim Secrest
Regional Vice President

Theodore Venhorst
Regional Vice President

Joel Brenner
Vice President - Operations Wholesale East

Chris Casey
Vice President - Operations Correspondent Division

Chris Cornell
Vice President - Operations Wholesale West

Donna DelMonte
Vice President - Retail Operations

Beverly Dillingham
Vice President - Sales Support

Scott Forst
Vice President - Collection

John Pantalone
Vice President - Conforming & Government Lending

J. R. Samsing
Vice President - Retail Lending

Ronda Schrader
Vice President - Technical Servicing

Brian Smith
Vice President - Information Technology

Emilio Soli
Vice President - Direct Channel

Ron Zaccaria
Vice President - Retail Lending

### NovaStar Home Mortgage, Inc.

Lance Anderson
President and CEO

Scott Hartman
Executive Vice President

Steve Landes
Sr. Vice President

Simone Dominique
Vice President - Branch Sales East

Stephen Haslam
Vice President - Branch Division

Michael Page
Vice President - Branch Operations

Brent Stuart
Vice President - Branch Sales West

### AmPro Financial Services, Inc.

Steve Landes
CEO

Mary Jo Speier
President

Steven Parrish
Vice President

NovaStar

NovaStar Financial, Inc. • 8140 Ward Parkway, Suite 300 • Kansas City, Missouri 64114 • 816.237.7000
www.novastarIS.com • E-mail: ir@novastar1.com